Exhibit 2.1
EXECUTION VERSION

PURCHASE AGREEMENT
BY AND AMONG
DOUBLECLICK INC.,
ALLIANCE DATA SYSTEMS CORPORATION
AND
ALLIANCE DATA FHC, INC.
Dated as of December 22, 2006

TABLE OF CONTENTS
Page

ARTICLE I DEFINITIONS		2

1.1	Defined Terms	2
1.2	Other Defined Terms	11
1.3	Seller’s Knowledge	13

ARTICLE II PURCHASE AND SALE OF ASSETS AND SUBSIDIARY STOCK		13

2.1	Transfer of Assets and Subsidiary Stock; Designation of Buyer Subsidiary	13
2.2	Assumption of Liabilities	13
2.3	Purchase Price	15
2.4	Allocation of Purchase Price	15
2.5	Closing Costs; Transfer Taxes and Fees	15
2.6	Proration and Certain Related Tax Matters	16
2.7	Taxes of Transferred Entities.	17

ARTICLE III CLOSING		20

3.1	Closing	20
3.2	Payment of Purchase Price	20
3.3	Escrow	20
3.4	Deliveries at Closing	20
3.5	Assumed Contracts	22
3.6	Transfer of the Transferred Subsidiary Shares	23

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER		24

4.1	Organization of Seller and the Transferred Entities	24
4.2	Authorization of Seller	24
4.3	Capitalization and Ownership of the Transferred Entities	25
4.4	Contracts	25
4.5	No Conflict or Violation; Consents and Approvals	25
4.6	Litigation	26
4.7	Compliance with Law	26
4.8	Permits	26
4.9	Employees; Seller Plans	27
4.10	Tax Matters	28
4.11	No Brokers or Finders	29
4.12	Labor Relations	30
4.13	Intellectual Property	30
4.14	Title and Condition of Assets; Loan Documents	32
4.15	Real Property	32
4.16	Customers	32
4.17	Environmental Matters.	32

i

4.18	Contracts of Transferred Entities	32
4.19	Insurance.	33
4.20	Revenue and Expenses	33
4.21	Accounts Receivable	33
4.22	Accounts Payable	33

ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER		33

5.1	Organization of Buyer	33
5.2	Authorization of Buyer	34
5.3	No Conflict or Violation; Consents and Approvals	34
5.4	Litigation	34
5.5	No Brokers or Finders	34
5.6	Financing	34
5.7	No Implied Representations	35

ARTICLE VI COVENANTS OF SELLER AND BUYER		35

6.1	Conduct of Business	35
6.2	Employee Matters	36
6.3	Non-Competition; Non-Solicitation	41
6.4	Efforts; Further Assurances and Regulatory Approvals	42
6.5	No Inconsistent Actions	44
6.6	Books and Records	44
6.7	Litigation Support	44
6.8	Administration of Accounts	44
6.9	Resignations	45
6.10	Release of the Transferred Entities; Termination of Certain Contracts	45
6.11	Release of Seller Obligations	45
6.12	Transition Services Agreement	46
6.13	Certain Litigation.	46

ARTICLE VII CONDITIONS TO SELLER’S OBLIGATIONS		48

7.1	Representations, Warranties and Covenants	48
7.2	No Laws or Governmental Orders	49
7.3	Antitrust Laws	49
7.4	Deliveries	49

ARTICLE VIII CONDITIONS TO BUYER’S OBLIGATIONS		49

8.1	Representations, Warranties and Covenants	49
8.2	No Laws or Governmental Orders	49
8.3	Antitrust Laws	49
8.4	Consents	49
8.5	Material Adverse Effect	50
8.6	Deliveries	50

ii

ARTICLE IX SURVIVAL AND INDEMNIFICATION		50

9.1	Survival of Representations, Warranties and Pre-Closing Covenants	50
9.2	Indemnification	50
9.3	Limitations on Indemnification	51
9.4	Exclusive Remedy; No Consequential, Special or Incidental Damages, etc	52
9.5	Indemnification Procedures	53

ARTICLE X MISCELLANEOUS		54

10.1	Termination	54
10.2	Expenses	55
10.3	Confidentiality; Publicity	55
10.4	Successors and Assigns; Assignment; No Third Party Beneficiaries	56
10.5	Notices	56
10.6	Governing Law; Jurisdiction; Consent to Service or Process; Waiver of Jury Trial	57
10.7	Entire Agreement; Amendments, Modifications and Waivers	57
10.8	Delays or Omissions	58
10.9	Severability	58
10.10	Interpretation	58
10.11	Exhibits and Disclosure Schedules; Construction of Certain Provisions	58
10.12	Cumulative Remedies	59
10.13	Counterparts	59

iii

EXHIBITS

Exhibit A	-	Form of Bill of Sale

Exhibit B	-	Form of Assignment of Contracts

Exhibit C	-	Form of Assumption Agreement

Exhibit D	-	Form of Lease Agreement

Exhibit E	-	Form of Assignment of Intellectual Property

Exhibit F	-	Form of Share Transfer Deed
 iv

PURCHASE AGREEMENT
          This PURCHASE AGREEMENT, dated as of December 22, 2006, is by and among DoubleClick Inc., a Delaware corporation (“Seller”), on the one hand, and Alliance Data Systems Corporation, a Delaware corporation (“Buyer”), and Alliance Data FHC, Inc., a Delaware corporation (“Buyer Subsidiary”), on the other hand.
RECITALS
          WHEREAS, Seller, through its Data division (which consists of its Abacus and Data Management businesses), is engaged in the business of providing services relating to (i) the ownership, development and/or operation of cooperative databases which consist primarily of name, address and data of actual purchase transactions (e.g. value and timing of purchases) provided by a group of customers that is processed, modeled, analyzed, selected or otherwise manipulated primarily to create lists of persons’ names for direct mail purposes of such customers (the “Alliance Business”); and (ii) (A) the building and management of customer marketing databases for the purpose of storing and utilizing customer and/or prospect data for marketing campaigns and marketing communications and (B) list processing (the “DMS Business” and, together with the Alliance Business, the “Business”); and
          WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, upon the terms and subject to the conditions set forth herein, (a) the assets (other than assets excluded pursuant hereto) solely relating to the Business that are held by Seller (the “Asset Purchase”) and (b) all of the outstanding shares of capital stock and limited liability company membership interests (collectively, the “Subsidiary Stock”) of (i) Abacus Direct Europe BV (the “Transferred Subsidiary”), a private company with limited liability incorporated under the laws of the Netherlands (Besloten Vennootschap met Beperkte Aansprakelijkheid) that directly holds all of the equity in Abacus Direct (UK) Limited (UK) (“Abacus UK”), a limited liability company registered under the laws of England and Abacus Direct Ireland Limited (Ireland) (“Abacus Ireland”), a limited company registered under the laws of Ireland, and (ii) Abacus Direct LLC, a single member Delaware limited liability company, disregarded for federal income tax purposes (“Contract HoldCo”) that will hold the HoldCo Contracts (the “Stock Purchase”) (the Transferred Subsidiary, Abacus UK, Abacus Ireland and Contract HoldCo shall be referred to individually as a “Transferred Entity” and collectively as the “Transferred Entities”); and
          WHEREAS, prior to the Closing, Seller will have assigned and transferred certain of the Assumed Contracts to Contract HoldCo; and
          WHEREAS, in connection with the Asset Purchase and the Stock Purchase, Buyer will assume certain related liabilities with respect to the Business, the Purchased Assets (as defined below) and the Transferred Entities, as more fully set forth herein; and
          NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements of the parties contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS
          1.1 Defined Terms. As used herein, the terms below shall have the following meanings. Any of such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.
          “Action” means any action, appeal, petition, plea, charge, complaint, suit, demand, litigation, arbitration, mediation, hearing, investigation or similar event, occurrence, or proceeding by or before any court or similar Governmental Authority or arbitral body.
          “Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control” means the possession of the power to direct or cause the direction of management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
          “Agreement” means this Purchase Agreement, including all Exhibits and Schedules hereto (including the Disclosure Schedules), as the same may be amended, modified or supplemented from time to time in accordance with its terms.
          “Ancillary Agreements” means, collectively, (a) the Bill of Sale, (b) the HoldCo Assignment of Contracts, (c) the Buyer Assignment of Contracts, (d) the Assumption Agreement, (e) the Lease Agreement, (f) the Assignment of Intellectual Property, (g) the Share Transfer Deed, (h) the Escrow Agreement and (i) all other instruments, certificates and documents delivered by the parties pursuant to this Agreement, as each may be amended, modified or supplemented from time to time in accordance with its terms.
          “Assumed Contracts” means all:
     (i) Contracts listed on Schedule 1.1(a)(i);
     (ii) all Contracts (including, without limitation, any addendums, attachments, work orders, statements of work and similar supplements) (A) listed on Schedule 1.1(a)(ii)(A), which Contracts are to be assigned to Contract HoldCo prior to the Closing pursuant to the provisions of Section 3.5(a), (B) listed on Schedule 1.1(a)(ii)(B), which Contracts are to be assigned to Buyer upon the receipt of all required consents;
     (iii) all other Customer Contracts (including, without limitation, any addendums, attachments, work orders, statements of work and similar supplements) solely related to the Business (including, without limitation, the types of Customer Contracts listed on Schedule 1.1(a)(iii)), including any such Customer Contracts that Seller or its Affiliates entered into after the date hereof, which Customer Contracts Seller will provide to Buyer at least two Business Days prior to the Closing, and
     (iv) all other Contracts (other than (A) Contracts relating to Intellectual Property that are not Transferred Intellectual Property and (B) Excluded Assets) (including, without limitation, any addendums, attachments, work orders, statements of work and similar supplements) to which Seller or its Affiliate is a party that are solely related to the Business (including, without limitation, the Contracts listed on Schedule 1.1(a)(iv)), including such Contracts that Seller or its Affiliates entered into after the date hereof, which Contracts Seller will provide to Buyer at least two Business Days prior to the Closing.
          “Basis” means any past or current fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction about which the relevant Person has Knowledge that forms or could form the basis for any specified consequence.
          “Books and Records” means copies of (a) all of Seller’s and its Affiliates’ books, records, and files pertaining exclusively to the Purchased Assets, the operation of the Business, the Business Employees or the Transferred Subsidiary prior to the Closing Date which are in the possession of the Business or the Transferred Subsidiary and (b) to the extent not included in clause (a) above, all of the Transferred Entities’ books, records and files and any books, records and files necessary for Buyer to operate the Business.
          “Business Contractors” means (i) individual independent contractors of Seller or the Transferred Entities who are identified on Schedule 4.9(a) and who are providing services to Seller or the Transferred Entities as of Closing and (ii) any individual independent contractors of Seller or the Transferred Entities hired after the date of this Agreement but prior to Closing who are providing services relating to the Business for Seller or the Transferred Entities as of Closing, which additional individual independent contractors will be set forth in a list that Seller will provide to Buyer in writing at least two Business Days prior to Closing pursuant to Section 6.2(j).
          “Business Day” means any day other than Saturday, Sunday or any day that is a legal holiday in the United States or a day in which banking institutions in New York are authorized by Law or other governmental action to close.
          “Business Employees” means (i) employees of Seller or the Transferred Entities who are identified on Schedule 4.9(a) and who are employed by Seller or the Transferred Entities as of Closing and (ii) any employees of Seller or the Transferred Entities hired after the date of this Agreement but prior to Closing who are employed in the Business by Seller or the Transferred Entities as of Closing, which additional employees will be set forth in a list that Seller will provide to Buyer in writing at least two Business Days prior to Closing pursuant to Section 6.2(j).
          “California Action” means the litigation titled Alliance Data Systems Corp. and Alliance Data Systems FHC v. Silverpop Systems, Index No. CPF-06-506640 (Cal. Sup. Ct., San Francisco Cty.).
          “CIGNA Plan” means the CIGNA medical plan (POS OPEN access plans including Basic, Core, and Buy-Up Plan) and the CIGNA dental plan (DHMO, PDO and PDO with ortho) maintained by Seller.

          “Claim” means any claim, demand, cause of action, chose in action, right of recovery, suit, litigation or proceeding against any Person.
          “COBRA” means the continuation coverage requirements set forth in Sections 601 et seq. of ERISA and Section 4980B of the Code.
          “Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
          “Confidentiality Agreement” means that certain confidentiality agreement, dated November 2, 2006, by and between Buyer and Seller.
          “Contract” means any contract, agreement, indenture, instrument, or commitment, whether oral or written.
          “Copyrights” means all copyrights, whether registered or unregistered, in published works and unpublished works, all pending applications to register the same, all registrations thereof, and all renewals thereof.
          “Corporate Software” means Software licensed from third parties used by Seller both in the Business and in its other businesses that is network or monitoring software, accounting software, general software development or control system software, general corporate/back office software, security software, support software, back up software, general information technology infrastructure software, or is used for the operation of equipment or hardware that is not included in the Purchased Assets.
          “Customer Contract” means any Contract with a customer of the Business.
          “Disclosure Schedules” means the disclosure schedules delivered by Seller to Buyer on the date hereof which, among other things, set forth certain exceptions to the representations and warranties contained in Article IV hereof. Each reference in this Agreement to any numbered Schedule is a reference to that numbered Schedule in the Disclosure Schedules.
          “Email Purchase Agreement” means the Purchase Agreement, dated as of February 13, 2006, between Seller, Buyer and Buyer Subsidiary, as amended or supplemented from time to time.
          “Employee Records” means, with respect to Buyer Employees, copies of all job-related employment documents with the exception of non-work-related medical records or other records the transfer of which to Buyer in connection with the acquisition of the Business and the Purchased Assets would be in violation of applicable Law.
          “Encumbrance” means any lien, pledge, charge, preemptive right, mortgage or other security interest.
          “Equity Commitments” means (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights or other similar rights, (b) statutory pre-emptive rights or pre-emptive rights granted under a Person’s constituent documents and (c) stock appreciation rights, phantom stock, profit participation or other similar rights.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
          “Exchange Act” means the Securities Exchange Act of 1934, as amended.
          “Excluded Assets” means any and all assets, properties, rights or interests not described in the definition of Purchased Assets in this Section 1.1. For the avoidance of doubt, the Excluded Assets include, without limitation, the following:
     (a) the consideration delivered by Buyer to Seller pursuant to this Agreement;
     (b) all cash, cash equivalents, bank deposits, securities, bank accounts and other investments relating to operation of the Business or the Purchased Assets or generated by the Business or the Purchased Assets prior to the Closing;
     (c) all accounts receivable, other than the accounts receivable included in the definition of Purchased Assets;
     (d) any of Seller’s and its Affiliates’ corporate franchises, constituent documents, corporate seals, minute books and other corporate records, except for such franchises, constituent documents, seals, books and other records related to the Transferred Entities;
     (e) all capital stock of any Person, other than the stock of the Transferred Entities;
     (f) all of Seller’s and its Affiliates’ rights and remedies pursuant to this Agreement, the Ancillary Agreements and the Confidentiality Agreement;
     (g) all assets of Seller or any Affiliate of Seller not used solely in the operation of the Business;
     (h) all Contracts between or among Seller and its Affiliates;
     (i) except as set forth in Section 6.2 hereof, all assets relating to or funding any Seller Plan;
     (j) all refunds, credits or claims for refunds or credits related to Taxes for which Seller or any Affiliate thereof is liable;
     (k) all personnel records relating to any Business Employee or any other employee of Seller and its Affiliates, other than the Employee Records or other records specifically required by Law to be disclosed;

     (l) all insurance policies and binders relating to the Business or the Purchased Assets held by Seller and its Affiliates and all Claims, credits or rights thereunder;
     (m) all Intellectual Property that is not Transferred Intellectual Property, including all Corporate Software, De Minimis Software and the Patent titled “Method and system for sharing anonymous user information” (US Appln. No. 09/983,493);
     (n) all Fixtures and Equipment, other than the Fixtures and Equipment included in the definition of Purchased Assets; and
     (o) all Contracts relating to the maintenance of Fixtures and Equipment that are used by Seller both in the Business and in its other businesses.
          “Excluded Receivables” means all accounts receivable relating to any Contracts that are not included in the Purchased Assets.
          “Existing Litigation” means, collectively, the New York Action, the Subpoena Action, the Texas Action and the California Action.
          “Fixtures and Equipment” means all of the equipment, furniture, fixtures, furnishings, machinery and other tangible personal property owned by Seller.
          “GAAP” means generally accepted accounting principles and practices in effect from time to time in the United States of America.
          “Governmental Authority” means any court, government (federal, state, provincial, territorial, local, foreign or multinational) or other regulatory, administrative or governmental agency, authority or instrumentality.
          “Governmental Order” means any judgment, decision, consent decree, injunction, ruling, writ or other Order of or entered by any Governmental Authority that is binding on any Person or its property under applicable Law.
          “HoldCo Contracts” means those Customer Contracts set forth on Schedule 1.1(a)(ii)(A) that will be assigned to Contract HoldCo prior to the Closing pursuant to the provisions of Section 3.5(a).
          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
          “Intellectual Property” means any Trademarks, Patents, Copyrights, Software and Trade Secrets, including all proprietary rights related to the foregoing.
          “Know-How” means information, knowledge, experience, formulae, data flow, charts, designs, diagrams and all other information of a like nature.
          “Laws” means any laws, statutes, ordinances, regulations, rules, executive orders, court decisions and orders of any Governmental Authority.

          “Liabilities” means any direct or indirect liability, indebtedness, obligation, commitment, expense, Claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued or unaccrued, absolute or contingent, matured or unmatured, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever arising, including all costs and expenses relating thereto, and including, without limitation, those liabilities, indebtedness and obligations arising under any Law, Claim, threatened Claim, Governmental Order or any award of any arbitrator of any kind, and those arising under any Contract, agreement, commitment or undertaking.
          “Loan Documents” has the meaning ascribed to such term in each of (i) the First Lien Credit Agreement, dated as of July 13, 2005, among Click SubCo Corp., Seller, the several banks and other financial institutions or entities from time to time parties thereto, Bear, Stearns & Co. Inc. and Credit Suisse, as joint lead arrangers and joint bookrunners, Credit Suisse, as syndication agent, and Bear Stearns Corporate Lending Inc., as administrative agent and as collateral agent and (ii) the Second Lien Credit Agreement, dated as of July 13, 2005, among Click SubCo Corp., Seller, the several banks and other financial institutions or entities from time to time parties thereto, Bear, Stearns & Co. Inc. and Credit Suisse, as joint lead arrangers and joint bookrunners, Credit Suisse, as syndication agent, AbleCo Finance LLC, as documentation agent, and Bear Stearns Corporate Lending Inc., as administrative agent and as collateral agent.
          “Losses” means any and all actual costs, losses, damages, Liabilities, penalties and expenses (including reasonable legal fees and out-of-pocket disbursements).
          “Material Adverse Effect” means any material adverse effect on the assets, financial condition or results of operations of the Business, taken as a whole, that was not reasonably foreseeable at the date hereof; provided that any such change or effect arising out of or resulting from (a) any change in market, economic or political conditions generally or in the industries in which the Business operates, whether as the result of an act of war or terrorism or otherwise, (b) any change in Law, rule, regulation or GAAP or interpretations thereof, (c) any adverse change in or effect on the Business or the Purchased Assets which is cured to Buyer’s reasonable satisfaction (including by the payment of money) by Seller or an Affiliate of Seller before the termination of this Agreement in accordance with its terms or (d) this Agreement or the transactions contemplated hereby, including, without limitation, the announcement or pendency thereof, shall not be considered when determining whether a Material Adverse Effect has occurred and shall not constitute a Material Adverse Effect.
          “New York Action” means the litigation titled Alliance Data Systems Corp. and Alliance Data FHC, Inc. v. DoubleClick, Inc., No. 602559/06 (N.Y. Sup. Ct. N.Y. Cty.) and all appeals from such Action.
          “Open Source Software” means any Software that is generally available to the public in source code form.
          “Order” means any order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction, or other similar determination or finding by, before, or under the supervision of any Governmental Authority, arbitrator or mediator.

          “Patents” means all (a) patents, patent applications, and patent disclosures and all extensions, reissues, divisionals, continuations, continuations-in-part, reissues, and reexaminations thereto, and (b) business methods, inventions, and discoveries whether or not patentable.
          “Permits” means all licenses, permits, orders, consents, approvals, registrations, authorizations and qualifications with any Governmental Authority or under any Law.
          “Permitted Encumbrances” means (a) Encumbrances imposed by Law, such as carriers’, warehousemen’s, mechanics’, materialmen’s, landlords’, laborers’, suppliers’ and vendors’ liens incurred in the ordinary course of business consistent with past practice and securing obligations which are not yet due or which are being contested in good faith, (b) Permitted Tax Liens, (c) zoning, entitlement, conservation restriction and other land use and environmental regulations imposed by Governmental Authorities, (d) easements, covenants, rights-of-way or similar restrictions of record, (e) liens under the Loan Documents (which liens will terminate with respect to the Purchased Assets from and after the Closing), (f) such other Encumbrances or imperfections in or failure of title which would not reasonably be expected to materially impair the value or Seller’s ability to use any affected asset, and (g) any extensions, renewals and replacements of any of the foregoing.
          “Permitted Tax Liens” means (a) Encumbrances securing the payment of Taxes which are either not delinquent or which are being contested in good faith by appropriate proceedings and (b) Encumbrances for current Taxes not yet due and payable.
          “Person” means an individual, a partnership, a corporation, a limited liability company, a trust, an unincorporated organization, a Governmental Authority or any other entity.
          “Preliminary Injunction” means the three orders entered by the New York Supreme Court in the New York Action on August 30, 2006 and October 26, 2006.
          “Purchased Assets” means all of Seller’s and its Affiliates’ right, title and interest in and to the following assets of the Business:
     (a) the Assumed Contracts;
     (b) the accounts receivable set forth on Schedule 1.1(b) (unless settled in the ordinary course prior to the Closing) and those incurred in the ordinary course of the Business prior to the Closing, such that Buyer receives the accounts receivable of the Business as of the Closing Date;
     (c) the Fixtures and Equipment set forth in Schedule 1.1(c);
     (d) the leased personal computers and related equipment used solely by Buyer Employees set forth in Schedule 1.1(d);
     (e) Books and Records, except to the extent they contain trade secrets of Seller or its Affiliates not used primarily in the Business and not necessary for the operation of the Business;

     (f) the Transferred Intellectual Property;
     (g) goodwill that is related solely to the Business;
     (h) all funded assets held under the Transferred Entity Plans;
     (i) any security deposits associated with the Contracts set forth on Schedule 4.15(b); and
     (j) all of Buyer’s and its Affiliates’ rights and remedies pursuant to this Agreement, the Ancillary Agreements and the Confidentiality Agreement.
          Notwithstanding the foregoing, the Purchased Assets shall not include any of the Excluded Assets.
          “Representative” means, with respect to any Person, any officer, director, principal, manager, member, attorney, agent, employee or other authorized representative of such Person.
          “Retained Liabilities” means the following Liabilities of Seller and its Affiliates which will not be assumed by Buyer:
          (a) all Liabilities of Seller and its Affiliates related solely to Excluded Assets;
          (b) all Liabilities of Seller and its Affiliates (other than the Transferred Entities) for Taxes related to the Purchased Assets and the Business for periods ending on or prior to the Closing Date;
          (c) all Liabilities arising under or with respect to Seller Plans (other than any Transferred Entity Plans), except as otherwise set forth in Sections 2.2 or 6.2 hereof or Schedule 2.2(a);
          (d) subject to and except as set forth in Sections 2.2 or 6.2 hereof, all Liabilities for wages, or other benefits, overtime, workers compensation benefits, occupational safety and health liabilities and other similar Liabilities, including, without limitation, any other employment or employment related matters asserted under Laws respecting employment or employment practices in respect of Business Employees relating to the periods before the Closing Date;
          (e) all Liabilities of Seller and its Affiliates relating to any indebtedness for borrowed money;
          (f) all Liabilities of Seller and its Affiliates relating to any broker, finder, investment banker or similar agent retained by Seller or its Affiliates in connection with the transactions contemplated hereby; and
          (g) all Liabilities of Seller under this Agreement.

          “Seller Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and all other stock option, stock purchase, restricted stock, bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employment, retention, termination, severance, change of control, compensation, life insurance, workers’ compensation, unemployment benefits, vacation, sick leave, disability, salary continuation, medical, health or other plans, agreements, policies or arrangements maintained or contributed to by, or required to be maintained or contributed to by, Seller or any of its Affiliates that cover, or otherwise provide any benefit to a Business Employee or former employee of the Business.
          “Seller Restricted Business” means the ownership, development and/or operation of a cooperative database which consists primarily of name, address and data of actual purchase transactions (e.g. value and timing of purchases) provided by a group of customers that is processed, modeled, analyzed, selected or otherwise manipulated primarily to create lists of persons’ names for direct mail purposes of such customers (which excludes online display, search, affiliate, network or other similar online advertising purposes).
          “Software” means computer software or middleware (source code and object code), including customizations, modifications and configurations thereof and data and related documentation.
          “Subpoena Action” means the litigation titled In the Matter of the Application of Akin Gump Strauss Hauer & Feld LLP for an Order to Take the Deposition of DoubleClick, Inc. For Use in an Action Pending in the State of Texas Entitled Alliance Data Systems Corporation and Alliance Data FHC, Inc. v. Silverpop Systems, Inc., No. 113284/06 (N.Y. Sup. Ct. N.Y. Cty.).
          “Taxes” means all federal, state, provincial, local or foreign taxes (including franchise taxes), charges, fees, levies or other assessments imposed by any Taxing Authority and based on or measured solely with respect to net income or profits, including any interest, penalties or additions attributable or imposed with respect thereto, and all taxes, charges, levies, fees or other assessments, including, but not limited to, transfer, gross receipt, sales, use, customs duties, goods and services, service, occupation, ad valorem, property, capital, payroll, personal property, excise, severance, premium, stamp, documentary, license, registration, social security, employment, unemployment, disability, workers’ compensation premiums, employer health tax levies, employment insurance premiums, environmental (including taxes under Section 59A of the Code), add-on, value-added, withholding (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return therefor), commercial rent and occupancy taxes, and any estimated taxes, deficiency assessments, interest, penalties and additions to tax or additional amounts in connection therewith, imposed by any Taxing Authority.
          “Tax Return” means any return, report or similar statement or form required to be filed with respect to any Tax (including any attached schedules and related or supporting information), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

          “Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax or exercising Tax regulatory authority.
          “Texas Action” means the litigation titled Alliance Data Systems Corporation and Alliance Data FHC, Inc. v. Silverpop Systems, Inc., No. 06-06842-K (Dallas County, Texas).
          “Threatened” means a demand or statement has been made in writing or a written notice has been given.
          “Trade Secrets” means all trade secrets and confidential proprietary business and technical information (including ideas, research and development, Know-How, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer lists and business and marketing plans and proposals).
          “Trademarks” means all registered and unregistered trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers, and all applications, registrations, and renewals in connection therewith, along with the goodwill of any businesses symbolized thereby.
          “Transferred Intellectual Property” means (i) all Patents, Trademarks, Copyrights and Software listed on Schedule 1.1(e), (ii) all Trade Secrets, unregistered Trademarks and unregistered Copyrights used exclusively in the operation of the Business, (iii) all Contracts listed on Schedule 1.1(a)(i) and (iv) all licenses for Software licensed from third parties which are used exclusively in the operation of the Business (other than any licenses for Corporate Software or De Minimis Software or that are granted pursuant to an agreement used both in the Business and in one or more of Seller’s other businesses). For the avoidance of doubt, the Transferred Intellectual Property shall not include the DOUBLECLICK Trademark or any Trademarks similar thereto.
          “Transition Services Agreement” means the Transition Services Agreement, dated as of April 3, 2006, by and between Seller, Buyer and Buyer Subsidiary, as amended or supplemented from time to time.
          “Viral Software” means any Open Source Software licensed to Seller under a license agreement that requires, as a condition of being distributed or otherwise, that the source code for Software that uses such Open Source Software be made available to licensees to whom such Software is distributed, including without limitation any Open Source Software licensed under the GNU Public License, the GNU Library (or Lesser) General Public License, or the Mozilla Public License.
          1.2 Other Defined Terms. The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
Abacus Ireland	Recitals
Abacus UK	Recitals
Alliance Business	Recitals
Asset Purchase	Recitals

Term	Section
Assignment of Intellectual Property	3.4	(a)
Assumed Liabilities	2.2
Assumption Agreement	3.4	(a)
Audit Notice	2.7	(f)
Bill of Sale	3.4	(a)
Bonuses	6.2	(e)
Business	Recitals
Buyer	Preamble
Buyer Assignment of Contracts	3.4	(a)
Buyer 401(k) Plan	6.2	(d)
Buyer Employee	6.2	(a)
Buyer Indemnified Parties	9.2	(a)
Buyer Plans	6.2	(b)
Buyer Proration Amount	2.6	(a)
Buyer Subsidiary	Preamble
Buyer Welfare Plans	6.2	(c)
Cash Amount	2.3
Civil-Law Notary	3.6	(a)
Claim Notice	9.5	(a)
Closing	3.1
Closing Date	3.1
Closing Period	2.7	(c)
Contract HoldCo	Recitals
De Minimis Software	4.13	(f)
Dispute	10.6	(b)
DMS Business	Recitals
Environmental Law	4.17	(b)
ERISA Affiliate	4.9	(e)
Escrow Agent	3.3
Escrow Agreement	3.3
HoldCo Assignment of Contracts	3.4	(a)
Incremental Cost	6.2	(k)
Indemnified Claim	9.5	(b)
Independent Appraiser	2.4	(a)
Insured or Third Party Indemnified Loss	9.3	(b)
Lease Agreement	3.4	(a)
Material Agreements	4.4	(a)
New Litigation	6.13	(a)
Post-Closing Partial Period	2.6	(a)
Pre-Closing Partial Period	2.6	(a)
Purchase Price	2.3
Purchase Price Allocation Schedule	2.4
Regulatory Approvals	6.4	(b)
Regulatory Law	6.4	(b)

Term	Section
Seller	Preamble
Seller 401(k) Plan	6.2	(d)
Seller Guarantees	6.11	(a)
Seller Indemnified Parties	9.2	(b)
Seller Proration Amount	2.6	(a)
Seller Restricted Business	6.3(a	)(i)
Seller Restricted Territory	6.3(a	)(i)
Seller’s Knowledge	1.3
Seller Welfare Plans	6.2	(c)
Share Transfer Deed	3.6	(b)
Stock Purchase	Recitals
Subsidiary Stock	Recitals
Tax Claim	2.7	(h)
Third Party Claim	9.5	(a)
Transfer Fees	2.5
Transferred Entity	Recitals
Transferred Entity Plans	2.2	(a)
Transferred Subsidiary	Recitals
Transferred Subsidiary Shares	3.1
WARN Act	6.2	(f)
     1.3 Seller’s Knowledge. Whenever a phrase herein is qualified by “to Seller’s Knowledge” or a similar phrase, it shall mean the actual knowledge of the employees of Seller listed in Schedule 1.3 after due investigation of Seller employees responsible for the Business.
ARTICLE II
PURCHASE AND SALE OF ASSETS AND SUBSIDIARY STOCK
          2.1 Transfer of Assets and Subsidiary Stock; Designation of Buyer Subsidiary.
          (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, transfer, assign and deliver, or will cause its Affiliates to sell, convey, transfer, assign and deliver, to Buyer, and Buyer shall purchase and acquire from Seller and its Affiliates, all of Seller’s and its Affiliates’ right, title and interest in and to the Purchased Assets and the Subsidiary Stock. Notwithstanding anything herein to the contrary, Buyer shall not acquire any rights to the Excluded Assets.
          (b) Subject to Section 10.4, Buyer shall be entitled to designate in writing one or more wholly-owned subsidiaries of Buyer to receive, in total, all (but not less than all) of Seller’s and its Affiliates’ right, title and interest in and to the Purchased Assets and the Subsidiary Stock; provided, however, that Buyer shall remain fully responsible for the performance of all of its obligations hereunder as if no such designation had been made.
          2.2 Assumption of Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, from and after the Closing, Buyer shall assume, pay, perform and discharge in due course each of the following Liabilities, other than Retained Liabilities (the “Assumed Liabilities”):
          (a) all Liabilities (i) with respect to Business Employees and Business Contractors for which Buyer is responsible pursuant to Section 6.2, (ii) arising on, in connection with or after the Closing with respect to Business Employees (regardless of whether such Business Employees become Buyer Employees, but only to the extent such Business Employees do not continue their employment with Seller following the Closing), including, without limitation, any notification, consultation, severance, termination or long service entitlement obligations with respect to such Business Employees with respect to any termination of employment occurring on or after the Closing, but excluding (x) any retention or change-of-control bonus payments that may become payable under the retention agreements listed under the heading “Employment Agreements, Retention Agreements and Miscellaneous” on Schedule 4.9(b) (provided, however, that any severance obligations under such retention agreements arising on, in connection with or after the Closing shall constitute an Assumed Liability) and (y) any payments, and reimbursement obligations relating thereto, set forth on Schedule 2.2(a), and (iii) with respect to the Seller Plans that are maintained or sponsored by the Transferred Entities (the “Transferred Entity Plans”) as set forth in Schedule 4.9(b).
          (b) all Liabilities for Taxes with respect to (i) the Business (other than with respect to the Transferred Entities) or the Purchased Assets (other than those Taxes for which Seller is liable pursuant to Section 2.6 hereof and those Taxes included in Retained Liabilities), (ii) the Business Employees on or after the Closing Date and (iii) all Liabilities with respect to any Tax that may be imposed by any Governmental Authority or Taxing Authority on the ownership, sale, operation or use of the Business (other than with respect to the Transferred Entities) or the Purchased Assets on or after the Closing Date;
          (c) all Liabilities arising out of, relating to or in connection with any Claim involving or relating to the Business, the Purchased Assets, the Transferred Entities or the Subsidiary Stock;
          (d) all accounts payable relating to the Business, the Purchased Assets, the Transferred Entities or the Subsidiary Stock as set forth on Schedule 2.2(d) (unless settled in the ordinary course prior to the Closing) and those incurred in the ordinary course of the Business prior to the Closing, such that Buyer assumes the accounts payable of the Business as of the Closing Date;
          (e) without limiting Section 3.5, all Liabilities under the Assumed Contracts;
          (f) without limiting the generality of the foregoing, all Liabilities arising out of or relating to the ownership, sale, operation or use of the Business, the Purchased Assets, the Transferred Entities or the Subsidiary Stock after the Closing; and
          (g) all Liabilities of Buyer under this Agreement.
Notwithstanding the foregoing, the Assumed Liabilities shall not include any of the Retained Liabilities.

          2.3 Purchase Price. The purchase price for the Purchased Assets and the Subsidiary Stock (the “Purchase Price”) shall be (a) an amount in cash equal to four hundred thirty five million dollars ($435,000,000) (the “Cash Amount”), plus (b) the amounts payable to Seller pursuant to Section 6.2(k), plus (c) the cost of the Work (as defined in the Lease Agreement) (subject to a maximum cost of $400,000) plus (d) the assumption of the Assumed Liabilities.
          2.4 Allocation of Purchase Price
          (a) Seller and Buyer agree that as soon as reasonably practical after the Closing, and prior to the filing of any Tax Return which includes information related to the transactions contemplated by this Agreement, the Purchase Price shall be allocated among the Purchased Assets (including the assets held by Contract HoldCo) and the Subsidiary Stock (other than the limited liability company interests of Contract HoldCo), and the portion of such Purchase Price allocated to the Purchased Assets shall be further allocated among such assets, with all such allocations made in accordance with an allocation schedule (the “Purchase Price Allocation Schedule”) proposed by Seller and reasonably acceptable to Buyer, which shall be prepared in a manner required by Section 1060 of the Code and other applicable Law and delivered by Seller to Buyer within thirty (30) days after the Closing. Within fifteen (15) days after Buyer’s receipt of such schedule, Seller and Buyer shall discuss the allocation of the Purchase Price and attempt in good faith to reach agreement with respect thereto. Seller and Buyer shall jointly agree to obtain the services of an independent appraiser (the “Independent Appraiser”) to assist the parties in determining the fair value of the Purchased Assets if agreement is not reached with respect to the Purchase Price Allocation Schedule. If such an appraisal is made, both Seller and Buyer agree to accept the Independent Appraiser’s determination of the fair value of the Purchased Assets. The parties shall jointly select the Independent Appraiser. The cost of the appraisal shall be borne equally by Seller and Buyer. If agreement is reached with respect to the allocation of the Purchase Price, Seller and Buyer shall prepare mutually acceptable and substantially identical IRS Form 8594 “Asset Acquisition Statements Under Section 1060” consistent with the Purchase Price Allocation Schedule, which the parties shall use to report the transactions contemplated by this Agreement to the applicable Taxing Authorities, and the parties shall not take any position inconsistent therewith on any Tax Return or before any Taxing Authority. Each of Seller and Buyer agree to provide the other promptly with any other information required to complete IRS Form 8594.
          (b) Any payment made after the Closing Date pursuant to this Agreement, shall, to the extent traceable to a particular asset as mutually agreed upon by Buyer and Seller, be allocated to, and thereby increase or decrease as the case may be, the portion of the Purchase Price allocated to such asset. To the extent that any such post-closing payment cannot be traced to any particular transferred asset, such payment shall be apportioned to fixed and/or intangible assets as mutually agreed upon by Buyer and Seller. After making the purchase price adjustments contemplated by this Section 2.4(b), Seller shall promptly furnish Buyer with a revised Purchase Price Allocation Schedule.
          2.5 Closing Costs; Transfer Taxes and Fees (a) . Buyer shall be responsible for and shall pay (a) all sales, use, transfer and similar Taxes and fees, if any, imposed by reason of the transfer of the Business, the Purchased Assets, the Transferred Entities and the Subsidiary

Stock provided hereunder (and any deficiency, interest or penalty asserted with respect thereto) and (b) all recording, filing and registration fees or other charges in connection with or as a direct result of the transfer of the Business, the Purchased Assets, the Transferred Entities or the Subsidiary Stock(collectively, the “Transfer Fees”); provided that the costs referred to in Article 5 of the Share Transfer Deed shall not exceed € 1,500. Buyer shall indemnify, defend, and hold harmless Seller and its Affiliates with respect to such Transfer Fees. Buyer shall file all necessary documentation and Tax Returns with respect to such Transfer Fees and Seller shall reasonably cooperate upon Buyer’s request.
          2.6 Proration and Certain Related Tax Matters.
          (a) Proration. Except as provided in this Agreement, Buyer and Seller agree that the real property, intangible and personal property Taxes levied on or with respect to the Business (other than with respect to the Transferred Entities) or Purchased Assets will be prorated as of the Closing Date, with Seller or an Affiliate of Seller liable to the extent such items relate to (i) any time period ending on or prior to the Closing Date and (ii) any time period beginning before the Closing Date and ending after the Closing Date, but only with respect to the portion of such time period ending on the Closing Date (such portion, a “Pre-Closing Partial Period”) (the sum of all such amounts for which Seller or an Affiliate of Seller is liable, the “Seller Proration Amount”), and Buyer liable to the extent such items relate to (i) any time period beginning after the Closing Date and (ii) any time period beginning before the Closing Date and ending after the Closing Date, but only with respect to the portion of such time period beginning after the Closing Date (such portion, a “Post-Closing Partial Period”) (the sum of all such amounts for which Buyer is liable, the “Buyer Proration Amount”).
          (b) Calculation. In connection with the prorations referred to in clause (a) above, all real property, intangible and personal property Taxes levied with respect to the Business (other than with respect to the Transferred Entities) or Purchased Assets for a taxable period which includes (but does not end on) the Closing Date shall be apportioned between Seller on the one hand and Buyer on the other hand based on the number of days of the Pre-Closing Partial Period and the number of days of the Post-Closing Partial Period. In the event that actual figures are not available at the time of calculation, the proration shall be based upon the actual Taxes or fees for the preceding year (or appropriate period) for which actual Taxes or fees are available and such Taxes or fees shall be re-prorated and payment attributable to such re-proration shall be made within twenty (20) days of the date that the actual final amounts become available. Seller and Buyer agree to furnish each other with such documents and other records as may be reasonably requested in order to confirm all adjustment and proration calculations made pursuant to this Section 2.6.
          (c) Tax Returns. With respect to Taxes to be prorated in accordance with this Section 2.6, Seller shall prepare and timely file all Tax Returns required to be filed after the Closing with respect to the Business (other than with respect to the Transferred Entities) or Purchased Assets wherein proration is required as a result of Seller’s and its Affiliates’ ownership of said assets prior to the Closing Date, if any, and shall duly and timely pay the Seller Proration Amount (and Buyer shall pay the Buyer Proration Amount to Seller). Seller’s preparation of any such Tax Returns shall be subject to Buyer’s approval. Seller shall make such

Tax Returns available for Buyer’s review and approval no later than thirty (30) Business Days prior to the due date for filing such Tax Return.
          (d) Cooperation. Each of Buyer and Seller shall provide the other with such assistance as may reasonably be requested by the other party in connection with the preparation of any Tax Return, any audit or other examination by any Taxing Authority, or any judicial or administrative proceedings relating to Liability for Taxes with respect to the Business, Purchased Assets, Transferred Entities or Subsidiary Stock. Any information obtained pursuant to this Section 2.6(d) or pursuant to any other Section hereof providing for the sharing of information or review of any Tax Return or other schedule relating to Taxes shall be kept confidential by the parties hereto in accordance with the Confidentiality Agreement.
          2.7 Taxes of Transferred Entities.
          (a) Taxable Periods Ending on or Before the Closing Date. Seller shall be liable for, and shall indemnify and hold Buyer and the Transferred Entities harmless from, all Taxes for any taxable year or taxable period ending before the Closing Date due or payable by a Transferred Entity.
          (b) Taxable Periods Commencing on or after the Closing Date. Buyer shall be liable for, and shall indemnify and hold Seller harmless from, all Taxes for any taxable year or taxable period commencing on or after the Closing Date due or payable by a Transferred Entity.
          (c) Taxable Period Commencing before the Closing Date and ending after the Closing Date. Buyer shall cause the Transferred Entities to pay all Taxes due for any taxable year or taxable period commencing before and ending after the Closing Date (the “Closing Period”). Upon the receipt of timely notice from Buyer, Seller shall pay to the Transferred Entities prior to the date that any payment for such Taxes is due, an amount equal to the Taxes that would have been due if the Closing Period had ended on the day immediately preceding the Closing Date.
          (d) Tax Refunds or Credits. Any refunds or credits of Taxes, to the extent that such refunds or credits are attributable to taxable periods ending before the Closing Date shall be for the account of Seller. To the extent that such refunds or credits are attributable to taxable periods beginning on or after the Closing Date, such refunds or credits shall be for the account of Buyer. To the extent that such refunds or credits are attributable to Taxes for the Closing Period, such refunds or credits shall be for the account of the party who bears responsibility for such Taxes, pursuant to the provisions of Section 2.7(c). Buyer shall cause the Transferred Entities to promptly forward to Seller any such refunds or credits due Seller, after receipt thereof by Buyer or the Transferred Entities. Seller shall promptly forward to the Transferred Entities any refunds or credits due the Transferred Entities, after receipt thereof by the Seller.
          (e) Tax Returns.
     (i) Seller shall be responsible for all Tax Returns of the Transferred Entities required to be filed by Law with respect to periods that end before the Closing Date. Seller shall provide such Tax Returns to Buyer at least thirty (30) Business Days prior to the due date of such Tax Returns, and such Tax Returns shall be subject to the approval of Buyer, such approval not to be unreasonably withheld.
     (ii) Buyer shall be responsible for all Tax Returns of the Transferred Entities with respect to the Closing Period. Buyer shall consult with Seller with respect to the preparation of such Tax Returns, shall provide a copy of such Tax Returns to Seller at least thirty (30) Business Days prior to the due date of such returns, and such returns shall be subject to the approval of Seller, such approval not to be unreasonably withheld.
     (iii) With respect to Tax Returns of the Transferred Entities for periods beginning on or after the Closing Date, Buyer shall be responsible for all such Tax Returns of the Transferred Entities.
     (f) Audit Examination.
     (i) Upon receipt of notice (“Audit Notice”) of an audit relating to the Transferred Entities for a period that ends before the Closing Date, Buyer shall, within thirty (30) Business Days of the receipt of such Audit Notice, provide notice to Seller of such audit, provided that such failure to provide Audit Notice hereunder shall not affect Buyer’s right to indemnification hereunder, except to the extent that Seller is materially prejudiced by such delay. Seller shall have the opportunity upon written notice to Buyer to assume such contest and Buyer shall to the extent legally permissible execute any powers of attorney or similar documents to allow Seller to control such contest. With respect to any audit for which Seller has assumed control, Seller shall keep Buyer apprised of material issues in the audit and shall consult in good faith with Buyer in respect of such issues, provided, further that Seller shall not settle any such audit without the consent of Buyer, such consent not to be unreasonably withheld.
     (ii) In respect of any periods commencing before the Closing Date and ending after the Closing Date, Buyer shall keep Seller apprised of material issues in the audit that relate to Seller’s indemnification obligations and shall consult in good faith with Seller in respect of such issues, provided, further that Buyer shall not settle any such audit without the consent of Seller, such consent not to be unreasonably withheld.
          (g) Survival. The indemnities provided in this Section 2.7 shall survive the Closing until the first anniversary of the Closing Date and then expire.
          (h) Tax Claims. Notwithstanding any other provisions of this Agreement, the following provisions shall apply with respect to any Tax Claim:
     (i) If a claim shall be made by any Taxing Authority, which, if successful, might result in an indemnity payment to an indemnified party pursuant to this Section 2.7, then such indemnified party shall give timely notice to the indemnifying party in writing of such claim and of any counterclaim the indemnified party proposes to assert (a “Tax Claim”); provided, however, the failure to give such notice shall not affect the indemnification provided hereunder except to the extent the indemnifying party has been materially prejudiced as a result of such failure.

     (ii) With respect to any Tax Claim relating to a period ending before the Closing Date, Seller shall, solely at its own cost and expense, control all proceedings and may make all decisions taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable law permits such refund suits or contest the Tax Claim in any permissible manner. Notwithstanding the foregoing, Seller shall not settle such Tax Claim without the prior written consent of Buyer, which consent shall not be unreasonably withheld, and Buyer, and counsel of its own choosing, shall have the right to participate fully in all aspects of the prosecution or defense of such Tax Claim if it reasonably determines that such Tax Claim could have a material adverse impact on the Taxes of any of the Transferred Entities in a taxable period beginning on or after the Closing Date.
     (iii) Seller and Buyer shall jointly control and participate in all proceedings taken in connection with any Tax Claim relating to Taxes of the Transferred Entities for a Closing Period, and shall bear their own respective costs and expenses. Neither Seller nor Buyer shall settle any such Tax Claim without the prior written consent of the other.
     (iv) Buyer shall control all proceedings with respect to any Tax Claim relating to a period beginning on or after the Closing Date and may make all decisions taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable law permits such refund suits or contest the Tax Claim in any permissible manner.
     (v) To the extent any indemnification provided in this Section 2.7 is covered by insurance or any other right to indemnity held by any indemnified party, such indemnified party shall only be entitled to indemnification pursuant to this Section 2.7 with respect to the amount of Taxes in excess of the net cash proceeds received by such indemnified party pursuant to such insurance or such other right to indemnity. If, following the receipt of any indemnity payments pursuant to this Section 2.7, the indemnified party obtains any insurance or indemnity recovery from a third party insurance provider or third party indemnitor with respect to such Taxes, then such indemnified party shall promptly pay over to the indemnifying party the amount of the net cash proceeds received by such indemnified party pursuant to such insurance or indemnity up to, but not in excess of, the amount of the indemnity payments made by the indemnifying party pursuant to such Taxes. The parties agree that no insurance company or third party indemnitor shall have any right of subrogation under this Section 2.7 and the parties agree that this Section 2.7 is not for the benefit of any third party insurance provider or third party indemnitor.

ARTICLE III
CLOSING
          3.1 Closing. Unless this Agreement shall have been terminated in accordance with Section 10.1 hereof, the closing of the purchase and sale of the Purchased Assets and the Subsidiary Stock, the assumption of the Assumed Liabilities and the consummation of the other transactions contemplated herein (the “Closing”) shall be held at 10:00 a.m., New York time, at the offices of Simpson Thacher & Bartlett LLP, at 425 Lexington Avenue, New York, NY 10017, on the third Business Day following the satisfaction or waiver of all of the conditions precedent to the obligations of the parties set forth in Articles VII and VIII (other than conditions which are not capable of being satisfied until the Closing Date) (the “Closing Date”), unless the parties hereto otherwise agree in writing. Notwithstanding the foregoing, the closing of the purchase, sale and transfer of the shares in the capital of the Transferred Subsidiary (the “Transferred Subsidiary Shares”) shall be held concurrently with the Closing at the offices of Houthoff Buruma N.V. at Gustav Mahlerplein 50, 1082 MA Amsterdam.
          3.2 Payment of Purchase Price. At the Closing, Buyer will pay to Seller an amount in cash equal to the Cash Amount plus $200,000 (which amount represents payment for a portion of the costs of the Work (as defined in the Lease Agreement)), by wire transfer of immediately available funds to an account designated in writing by Seller at least two Business Days prior to the Closing.
          3.3 Escrow. At the Closing, Buyer, Seller and an escrow agent reasonably acceptable to Buyer and Seller (the “Escrow Agent”) will execute an escrow agreement in a form reasonably acceptable to Buyer and Seller (the “Escrow Agreement”) and Buyer will deposit with the Escrow Agent $200,000 in cash by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent at least two Business Days prior to the Closing. The Escrow Agreement shall provide that upon the Final Completion (as defined in the Lease Agreement), the Escrow Agent shall pay to Seller an amount in cash equal to the amount by which the cost of the Work exceeds $200,000, up to the maximum amount held in the escrow account, and shall thereafter pay to Buyer an amount in cash equal to the amount, if any, remaining in the escrow account.
          3.4 Deliveries at Closing.
          (a) To effect the transactions contemplated hereby, Seller shall, at the Closing, deliver to Buyer, or cause to be delivered to Buyer (unless previously delivered):
     (i) one or more bills of sale in the form attached hereto as Exhibit A conveying in the aggregate all of Seller’s and its Affiliates’ owned tangible personal property included in the Purchased Assets to Buyer, executed by Seller or an Affiliate thereof, as applicable (“Bill of Sale”);
     (ii) subject to Section 3.5 hereof, one or more assignments in the form attached hereto as Exhibit B assigning the HoldCo Contracts to Contract HoldCo executed by Seller or an Affiliate thereof, as applicable, on the one hand, and Contract HoldCo, on the other hand, which assignment(s), subject to Section 3.5(a), shall be dated no more than ten (10) Business Days following the date hereof (the “HoldCo Assignment of Contracts”);
     (iii) subject to Section 3.5 hereof, one or more assignments in the form attached hereto as Exhibit B assigning the Assumed Contracts (other than those set forth in (A) Schedule 1.1(ii)(A) and (B) those set forth in Schedule 1.1(a)(i) and Schedule 1.1(a)(ii)(B) for which the required consents have not been obtained) to Buyer, executed by Seller or an Affiliate thereof, as applicable (the “Buyer Assignment of Contracts”);
     (iv) one or more instruments of assumption in the form attached hereto as Exhibit C, evidencing Buyer’s assumption, in accordance with Section 2.2 hereof, of the Assumed Liabilities, executed by Seller (the “Assumption Agreement”);
     (v) the Lease Agreement in the form attached hereto as Exhibit D, executed by Seller (the “Lease Agreement”), which Lease Agreement shall supersede and replace the Transition Services Agreement;
     (vi) subject to the consent of the counterparty thereto, if required, one or more assignment documents in the form attached hereto as Exhibit F assigning the Transferred Intellectual Property to Buyer (except for (A) such Transferred Intellectual Property transferred pursuant to the Buyer Assignment of Contracts and (B) those Assumed Contracts set forth in Schedule 1.1(a) for which the required consents have not been obtained), executed by Seller or an Affiliate thereof, as applicable (the “Assignment of Intellectual Property”);
     (vii) all stock certificates relating to the Subsidiary Stock (other than the Transferred Subsidiary Shares, which shares are uncertificated) and the other Transferred Entities, duly endorsed or accompanied by stock powers duly executed and, notwithstanding Section 2.5, with all necessary stock transfer taxes attached thereto and canceled;
     (viii) the Escrow Agreement executed by Seller;
     (ix)     evidence of all third party consents obtained in satisfaction of the condition set forth in Section 8.4 hereof;
     (x)      the certificates and other documents required to be delivered at Closing as described in Article VIII;
     (xi)     a certificate (in form and substance reasonably satisfactory to Buyer) certifying that transactions contemplated by this Agreement are exempt from withholding under Section 1445 of the Code; and
     (xii)    any other documents or instruments as may be appropriate to carry out the transactions contemplated by this Agreement as reasonably requested by Buyer, including the documents specified in Section 3.6.

          (b) To effect the transactions contemplated hereby, Buyer shall, at the Closing, deliver to Seller, or cause to be delivered to Seller (unless previously delivered):
     (i) an amount equal to the Cash Amount, payable in accordance with Section 3.2 hereof;
     (ii) the Bill of Sale executed by Buyer;
     (iii) the Buyer Assignment of Contracts executed by either Buyer or Buyer Subsidiary, if applicable;
     (iv) the Assumption Agreement executed by Buyer;
     (v) the Lease Agreement executed by Buyer;
     (vi) the Assignment of Intellectual Property executed by Buyer;
     (vii) the Escrow Agreement executed by Buyer;
     (viii) the certificates and other documents required to be delivered at the Closing as described in Article VII; and
     (ix) any other documents or instruments as may be appropriate to carry out the transactions contemplated by this Agreement as reasonably requested by Seller, including the documents specified in Section 3.6.
          (c) To the extent that a form of any document to be delivered hereunder is not attached as an Exhibit hereto, such documents shall be in form and substance, and shall be executed and delivered in a manner, reasonably satisfactory to the parties.
          3.5 Assumed Contracts.
          (a) Seller will assign the HoldCo Contracts to Contract HoldCo within ten (10) Business Days following the date hereof; provided that, with respect to any particular Contract, such date may be extended and the assignee of such Contract may be changed if the parties mutually agree (such agreement not to be unreasonably withheld). Except for the assignment to Contract HoldCo of the HoldCo Contracts set forth on Schedule 1.1(a)(ii)(A), Seller will consider in good faith proposals by Buyer for the transfer prior to Closing of some or all of the other Purchased Assets that are held by Seller to Contract HoldCo or Abacus UK; provided that no such transfers shall take place without Seller’s prior consent, which shall remain in Seller’s sole discretion.
          (b) With respect to all Assumed Contracts (other than the HoldCo Contracts or those Customer Contracts set forth on Schedule 1.1(a)(iii) that are to be assigned directly to Buyer at the Closing pursuant to this Agreement), notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any such contract or any claim or right or any obligation or benefit arising thereunder or resulting therefrom if an attempted assignment or transfer thereof, without the consent of a counterparty thereto, would constitute a breach or default thereof or give rise to a right of termination or cancellation thereunder. Seller and Buyer will use their commercially reasonable efforts to obtain the required consents from the counterparties to those Assumed Contracts set forth on Schedules 1.1(a)(i) or 1.1(a)(ii)(B) as soon as reasonably possible after the date hereof. If such consent is not obtained for those Assumed Contracts set forth on Schedules 1.1(a)(i) or 1.1(a)(ii)(B), Seller and Buyer will use their commercially reasonable efforts, to the extent such Assumed Contract permits (with the parties sharing equally any out-of-pocket expenses) to subcontract or sublicense, as applicable, the provision or receipt of the goods and services or rights under such Assumed Contract to Buyer, or provide to Buyer the benefits or obligations under any such Assumed Contract or claim or right, including, without limitation, enforcement for the benefit of Buyer (at Buyer’s sole expense) of any and all rights of Seller against a third party thereto arising out of the breach, default, termination or cancellation by such third party or otherwise or, at Seller’s option, to the maximum extent permitted by Law and such Assumed Contract, as applicable, appoint Buyer to be Seller’s representative and agent with respect to such Assumed Contract, as applicable.
          (c) Following the Closing, Buyer and Seller shall continue to cooperate and use commercially reasonable efforts to effect the assignment to Buyer of those Assumed Contracts set forth on Schedule 1.1(a)(i) and Schedule 1.1(a)(ii)(B). Buyer shall indemnify, defend and hold harmless Seller and its Affiliates from and against any and all Losses actually incurred by Seller or its Affiliates in connection with, arising out of or resulting from any actions taken or not taken by Buyer after the Closing Date as subcontractor, representative, agent or obligor with respect to any such Assumed Contract or the non-compliance by Buyer on or following the Closing Date with any Laws applicable to any such Assumed Contract or for any and all Losses otherwise arising out of or relating to any such Assumed Contract.
          (d) After the Closing, in the event that Seller determines that any Contract of Seller or an Affiliate of Seller was historically treated as a Contract solely related to the Business that should have been included in the Assumed Contracts, Seller and Buyer shall cooperate in assigning such Contract to Buyer as soon as practicable, and upon such assignment such Contract shall be deemed to be an Assumed Contract for all purposes of this Agreement. Both before and after the Closing, Seller agrees to use its commercially reasonable efforts to provide Buyer with a true and correct copy of any Assumed Contract set forth on Schedules 1.1(a)(i) and 1.1(a)(ii)(B) that Seller was unable to locate and provide to Buyer prior to the date hereof.
          3.6 Transfer of the Transferred Subsidiary Shares. To effect the transfer of the Transferred Subsidiary Shares:
          (a) Seller shall cause the Transferred Subsidiary to deliver its shareholders’ register to the relevant civil-law notary at the offices of Houthoff Buruma N.V. at Gustav Mahlerplein 50, 1082 MA Amsterdam (the “Civil-Law Notary”) at or prior to the Closing, in which the transfer of the Transferred Subsidiary Shares to Buyer shall be registered upon Closing;
          (b) Seller and the Buyer shall execute a notarial deed of transfer in the form attached hereto as Exhibit F (the “Share Transfer Deed”). The Share Transfer Deed shall be executed before the Civil-Law Notary on the basis of powers of attorney duly executed by

DoubleClick International Internet Advertising Limited, Buyer and the Transferred Subsidiary. Each of Seller and Buyer shall cause such powers of attorney to be delivered to the Civil-Law Notary no later than one Business Day prior to the Closing; and
          (c) Upon execution of the Share Transfer Deed and registration of the transfer of the Transferred Subsidiary Shares to Buyer in the shareholders’ register of the Transferred Subsidiary, Seller and Buyer shall instruct the Civil-Law Notary to return the shareholders’ register to the address of the Transferred Subsidiary.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER
          Seller hereby represents and warrants to Buyer, except as otherwise set forth in the applicable section of the Disclosure Schedules, as follows:
          4.1 Organization of Seller and the Transferred Entities.
          (a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease and operate the Business, the Purchased Assets, the Transferred Entities and the Subsidiary Stock, except for any failures to have such power and authority that would not have a material effect on the Business or Seller’s ability to consummate the transactions contemplated hereby. Seller is duly qualified or licensed to do business in each jurisdiction in which the nature of the business conducted by Seller makes such qualification necessary, except for any failures to be so qualified or licensed that would not have a Material Adverse Effect.
          (b) Except as set forth in Schedule 4.1(b), each of the Transferred Entities has been duly incorporated, registered, formed or organized and is validly existing and in good standing under the laws of their state of incorporation, formation or organization. Each of the Transferred Entities has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease and operate its business, except for any failures to have such power and authority that would not have a material effect on the Business or Seller’s ability to consummate the transactions contemplated hereby. Each of the Transferred Entities is duly qualified or licensed to do business in each jurisdiction in which the nature of the business conducted by such Transferred Entity makes such qualification necessary, except for any failures to be so qualified or licensed that would not have a Material Adverse Effect.
          4.2 Authorization of Seller. Seller has all requisite corporate power and authority and has taken all corporate action necessary, to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by Seller, and, at Closing, each Ancillary Agreement to which Seller is a party will have been executed and delivered by Seller. Assuming the due authorization, execution and delivery of this Agreement and each Ancillary Agreement by Buyer, this Agreement and each Ancillary Agreement constitute a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with their terms.

          4.3 Capitalization and Ownership of the Transferred Entities.
          (a) All of the outstanding capital stock and other equity interests of each of the Transferred Entities are duly authorized, validly issued, fully paid and nonassessable.
          (b) Seller (i) directly owns all of the outstanding equity interests in Contract HoldCo and (ii) indirectly owns through its wholly-owned subsidiary, DoubleClick International Internet Advertising Limited, an Irish limited company, all of the outstanding capital stock and other equity interests of the Transferred Subsidiary, in each case free and clear of all Encumbrances. The Transferred Subsidiary directly owns all of the outstanding capital stock and other equity interests of each other Transferred Entity (other than Contract HoldCo), free and clear of all Encumbrances.
          (c) Schedule 4.3(c)(i) sets forth the authorized capital stock, the number of shares of issued and outstanding capital stock and the ownership with respect to each Transferred Entity. Except as indicated on Schedule 4.3(c)(ii) hereto, there are no Equity Commitments of any kind relating to the sale, issuance or voting of any shares of capital stock of any class of, or other ownership interests in, any Transferred Entity which have been issued, granted or entered into by Seller or a Transferred Entity, and no such Equity Commitments will arise as a result of the transactions contemplated hereby. Except as set forth on Schedule 4.3(c)(iii), there are no outstanding contractual or other obligations of any Transferred Entity to repurchase, redeem or otherwise acquire any shares of its capital stock.
          4.4 Contracts.
          (a) Schedule 4.4(a) sets forth the name of the customer to each Assumed Contract that is a Customer Contract and, with respect to clause (i) of this Section 4.4(a), the title of the underlying Assumed Contract that (i) required payments in the 10 months ended October 31, 2006 to Seller or to an Affiliate of Seller in excess of $250,000 in the aggregate, (ii) with respect to the DMS Business, has been signed within the previous twelve months and which Seller anticipates in good faith is likely to generate payments in excess of $250,000 in the aggregate during the 12-month period after the implementation of the applicable database has been accepted by the applicable customer or (iii) with respect to the Alliance Business, has been signed within the previous twelve months and which the Customer party thereto has, based on information provided to Seller by such Customer, an annual circulation volume in excess of 50 million (the “Material Agreements”);
          (b) Except as set forth in Schedule 4.4(b) and subject to Section 3.5, all Material Agreements are valid, binding, and enforceable obligations of Seller or an Affiliate of Seller, and to Seller’s Knowledge, any other party thereto, in accordance with their terms, and neither Seller nor any Affiliate of Seller, nor, to Seller’s Knowledge any other party thereto, is in material default under any Material Agreement.
          4.5 No Conflict or Violation; Consents and Approvals.
          (a) Except as set forth in Schedule 4.5(a), subject to the following proviso, neither the execution, delivery or performance by Seller of this Agreement or the Ancillary Agreements, nor the consummation by Seller of the transactions contemplated hereby and thereby, will (i) violate or conflict with any provision of the certificate of incorporation or bylaws of Seller or any such organizational document of any of the Transferred Entities, (ii) violate, conflict with, or result in or constitute a breach or default under (with the giving of notice or passage of time or both), or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Contract to which Seller is a party or by which the Purchased Assets, the Transferred Entities or Subsidiary Stock are bound or (iii) violate any Law or Governmental Order applicable to Seller, the Business, the Purchased Assets, the Transferred Entities or the Subsidiary Stock excluding from the foregoing clauses (ii) and (iii) above, such violations, conflicts, breaches, defaults, terminations or accelerations which would not have a material effect on the Business or Seller’s ability to consummate the transactions contemplated hereby; provided, however, that, notwithstanding the foregoing, Seller makes none of the foregoing representations and warranties in clauses (ii) or (iii) with respect to the HoldCo Contracts or their assignment to (x) Contract HoldCo pursuant to the provisions of Section 3.5(a) or (y) the subsequent transfer of such entities to Buyer or a wholly-owned subsidiary of Buyer.
          (b) Except as set forth in Schedule 4.5(b), no consent, approval of notice under, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Seller or any Affiliate of Seller as a result of the execution, delivery and performance of this Agreement by Seller or the consummation of the transactions contemplated hereby, except (i) for those required under or in relation to the HSR Act or any other Regulatory Law and (ii) where any failures to obtain such consents, approvals, orders or authorizations or to make such registrations, declarations or filings would not have a material effect on the Business or Seller’s ability to consummate the transactions contemplated hereby.
          4.6 Litigation. Except as set forth in Schedule 4.6, (a) there is no Claim pending or, to Seller’s Knowledge, threatened against or affecting the Business, the Purchased Assets, any of the Transferred Entities, the Subsidiary Stock or the transactions contemplated hereby and (b) Seller and its Affiliates are not subject to any Governmental Order affecting the Business, the Purchased Assets, the Transferred Entities, the Subsidiary Stock or the transactions contemplated hereby.
          4.7 Compliance with Law.
          (a) Seller is in compliance in all material respects with all applicable Laws and Governmental Orders relating to the Business, the Business Employees, the Purchased Assets, the Transferred Entities and the Subsidiary Stock, except as set forth on Schedule 4.7(a).
          (b) Each of the Transferred Entities is in compliance in all material respects with all applicable Laws and Governmental Orders relating to its business and properties, except as set forth on Schedule 4.7(b).
          4.8 Permits.
          (a) Except as set forth on Schedule 4.8(a), (i) Seller holds all material Permits necessary for the lawful conduct of the Business as it is presently being conducted, (ii) all

Permits are in full force and effect and (iii) Seller is in compliance in all material respects with the terms of its Permits.
          (b) Except as set forth on Schedule 4.8(b), (i) each of the Transferred Entities holds all material Permits necessary for the lawful conduct of its business as it is presently being conducted, (ii) all such Permits are in full force and effect and (iii) each of the Transferred Entities is in compliance in all material respects with the terms of its Permits.
          4.9 Employees; Seller Plans.
          (a) Schedule 4.9(a) sets forth a true and complete list of all Business Employees and Business Contractors, together with their salaries, commission plan (if applicable) and location, as of December 1, 2006. Schedule 4.9(a) shall be updated following the date hereof pursuant to Section 6.2(j). As of the date hereof, no member of senior management of the Transferred Entities has provided notice of resignation that is effective following completions of the transactions contemplated hereby.
          (b) Schedule 4.9(b) sets forth a list of all Transferred Entity Plans (which plans will be assumed by Buyer pursuant to Section 2.2 and which are noted with an asterisk on Schedule 4.9(b)) and all other material Seller Plans as of the date hereof. Except as set forth in Schedule 4.9(b), no such Seller Plan is (i) subject to Title IV of ERISA or (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA. Seller has made available to Buyer a true, current and complete copy of documents governing each Seller Plan listed on Schedule 4.9(b) as of the date hereof. Each Seller Plan intended to be “qualified” under Section 401(a) of the Code is so qualified, and Seller has made available to Buyer the most recently received IRS determination letter issued with respect to each such Seller Plan.
          (c) All Seller Plans have been established, registered, maintained and administered in compliance with their terms and with the requirements of any applicable Law, including, but not limited to, ERISA and the Code, except where the failure to comply would not result in a material liability to Buyer, and all obligations with respect to the Business Employees under the Seller Plans incurred on or prior to Closing have been or shall be paid by Seller, except for an obligation Buyer has expressly assumed under Sections 2.2 or 6.2.
          (d) No Seller Plan subject to Title IV of ERISA was terminated within six years prior to the date hereof. Seller has not engaged in any transaction that could reasonably be expected to give rise to liability under Section 4069 or 502 of ERISA that could become a liability of Buyer. Neither Seller nor any ERISA Affiliate has within six years prior to the date hereof been subject to any lien imposed under Section 412(n) of the Code or Section 302(f) of ERISA with respect to any Seller Plan.
          (e) Except as set forth on Schedule 4.9(e), no event has occurred that could reasonably be expected to subject Buyer or the Transferred Entities to (x) any liability under any Title IV of ERISA or Section 412 of the Code or (y) any material liability (other than liabilities to pay benefits under the Transferred Entity Plans) under applicable benefits Law in any jurisdiction outside the United States with respect to any Seller Plan or any other employee benefit plan or arrangement maintained or contributed to by Seller or any entity, trade or business, whether or not incorporated, which together with Seller or the Transferred Entities would be deemed to be a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (an “ERISA Affiliate”).
          (f) None of the Transferred Entity Plans is subject to ERISA or intended to be qualified under Section 401(a) of the Code.
          (g) None of the assets of the Seller 401(k) Plan transferred pursuant to Section 6.2(d) is subject to the requirements of Section 417 of the Code, and the conversion to cash and transfer of such assets will be permitted under the Seller 401(k) Plan and will not violate any provision of ERISA or any tax qualification requirement of the Code.
          (h) All contributions, premiums and other amounts required to be paid under the Transferred Entity Plans or by applicable Law have been paid on a timely basis in accordance with such applicable Law and the terms of such Transferred Entity Plans, except for any failure to make such payments that would not result in a material liability to Buyer.
          (i) To Seller’s Knowledge, none of the issuers, trustees and/or administrators under any of the Transferred Entity Plans are in breach of their fiduciary obligations thereunder.
          (j) Except as disclosed in Schedule 4.9(a), no Business Employee is on short-term or long-term disability leave, secondment, statutory leave of absence or receiving benefits pursuant to any workers’ compensation legislation or is on any other leave of absence.
          (k) Except as disclosed in Schedule 4.9(k), neither Seller nor any of its Affiliates has made any formal plan or any promise to improve or change the benefits provided under any Transferred Entity Plan since December 1, 2006.
          (l) No material Claim has been made, commenced or, to Seller’s Knowledge, threatened with respect to any Transferred Entity Plan (other than routine claims for benefits payable in the ordinary course, and appeals of any denied claims).
          (m) No Transferred Entity Plan provides for any bonus, retirement, severance, job security or similar benefit or any accelerated or enhanced payment or benefit as a result of the transactions contemplated herein, nor do such transactions or this Agreement create any liabilities (other than the retention or change-of-control bonus payments and enhanced severance benefits that may become payable under the retention agreements described on Schedule 4.9(b)) or trigger any expenses under a Transferred Entity Plan.
          4.10 Tax Matters.
          (a) Except as set forth on Schedule 4.10(a), Seller has timely filed, or caused to be filed, with the appropriate Taxing Authorities all material Tax Returns with respect to the Business or Purchased Assets or Transferred Entities required to be filed through the date hereof and will timely file any such material Tax Returns required to be filed on or prior to the Closing Date. All such Tax Returns previously filed are (or to be filed will be) complete and accurate in all material respects. Except as set forth on Schedule 4.10(a), neither Seller nor any Transferred Entity has waived any statute of limitations or is the beneficiary of any extension of time within which to file any such Tax Return. No action is currently pending or threatened in writing by a Governmental Authority in a jurisdiction where Seller or any Transferred Entity does not file Tax Returns that it may be subject to Taxation by that jurisdiction, which relates to the Business, Purchased Assets or Transferred Entities.
          (b) Except as set forth on Schedule 4.10(b), all material Taxes with respect to the Business, Purchased Assets or Transferred Entities have been timely paid, or will be timely paid.
          (c) There are no Encumbrances for Taxes on or against the Business, Purchased Assets or Transferred Entities, other than Permitted Tax Liens.
          (d) Seller has withheld and paid, or has caused to be withheld and paid, all Taxes required to have been withheld and paid in connection with amounts paid or owed to any employee, independent contractor, creditor, holder of its equity interests, or other third party, which relates to the Business, Purchased Assets or Transferred Entities.
          (e) Except as set forth on Schedule 4.10(e), there are no actions, suits, proceedings, audits, investigations or claims in existence, now pending or, to the knowledge of Seller, threatened in writing against any Transferred Entity in respect of Taxes. No Transferred Entity is negotiating any final or draft assessment or reassessment in respect of Taxes with any Taxing Authority and no Transferred Entity has received written notice from any Taxing Authority that an assessment or reassessment is proposed or may be proposed in respect of Taxes. There is no action concerning any Tax Liability of any Transferred Entity either (i) claimed or raised or (ii) as to which Seller has Knowledge, which relates to the Business or Purchased Assets.
          (f) Each Transferred Entity is in compliance in all respects with all registration, reporting and remittance obligations in respect of all federal, provincial and state goods and services or sales tax legislation and has all necessary documentation to support any material input tax credits or input tax refunds claimed or to be claimed by any Transferred Entity under any relevant taxing statute in respect of any taxation period or year for which the applicable limitation period during which the Taxing Authority may assess or reassess Taxes in respect of such taxation period or year has not expired.
          (g) With respect to taxable periods on or prior to the Closing Date, Seller has taken all reasonable steps to determine appropriate transfer prices for transactions between the Transferred Entities and the Seller. Neither Seller nor any Transferred Entity reasonably expects to be subject to any transfer pricing adjustment with respect to such transactions pursuant to Section 482 of the Code.
          (h) Each Transferred Entity has made adequate provision in its books and records (including accounting records) for all Taxes for periods ending on or before the Closing Date for which Tax Returns have not yet been filed and which have not yet been required to have been paid.
          4.11 No Brokers or Finders. Except for Banc of America Securities LLC, the fees of which are the sole responsibility of Seller, Seller has not engaged or made any agreement with any broker, finder, investment banker or similar agent or any Person or firm which will result in the obligation of Buyer to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.
          4.12 Labor Relations. Except as set forth on Schedule 4.12, neither Seller nor any Transferred Entity is a party to or bound by any collective bargaining agreement with respect to the Business or any of the Business Employees.
          4.13 Intellectual Property.
          (a) Except as subject to Section 6.4(d), Schedule 1.1(e) contains a list of (i) each registered Patent, Trademark and Copyright, and (ii) any material Software (and any application to register the foregoing) owned by Seller and necessary to operate the Business substantially as currently conducted. Schedule 1.1(a)(i) contains a list of all Contracts for Transferred Intellectual Property owned by a third party to be assigned to Buyer by Seller.
          (b) Except as set forth on Schedule 4.13(b), to Seller’s Knowledge, no Seller owned Software included in the Transferred Intellectual Property is Viral Software. Such Schedule 4.13(b) shall identify Seller-owned Software that is Viral Software and the license agreement that causes such Software to be identified on Schedule 4.13(b). Seller has provided a true and complete copy of any license agreement identified on Schedule 4.13(b), and to Seller’s Knowledge, Seller is in compliance in all material respects with the terms of each such license agreement.
          (c) Seller has taken all reasonable precautions to protect the secrecy and confidentiality of Trade Secrets included in the Transferred Intellectual Property. To Seller’s Knowledge, no such Trade Secret has been used, divulged (except pursuant to confidentiality agreements) or appropriated by or to any third person, is subject to any adverse claim nor has any adverse claim been threatened with respect thereto, and there is no basis therefor.
          (d) Except as set forth on Schedule 4.13(d), all current employees of Seller who have made significant contributions to the Transferred Intellectual Property have executed written Contracts with Seller that assign to Seller all rights to any inventions, improvements, discoveries or information relating to such Transferred Intellectual Property. To Seller’s Knowledge, no employee of Seller has entered into any Contract that requires the employee to transfer, assign or disclose information concerning his work or her work to any person other than Seller.
          (e) Except as set forth on Schedule 4.13(e)(i), to Seller’s Knowledge, all Patents, Trademarks and Copyrights listed on Schedule 1.1(e) that have been registered with the United States Patent and Trademark Office, the United States Copyright Office or with a corresponding state or foreign office are valid and enforceable and no actions (including filing of documents or payments of fees) are due within 90 days after the Closing. Except as set forth on Schedule 4.13(e)(ii), to Seller’s Knowledge, all domain names listed on Schedule 1.1(e) are valid and enforceable and no actions (including filing of documents or payments of fees) are due before July 25, 2007.

          (f) Seller owns or has the right to use pursuant to an enforceable Contract all Intellectual Property necessary to operate the Business substantially as currently conducted. Except as set forth in Schedule 4.13(f), and subject to Section 6.4(d), each item of material Intellectual Property necessary to operate the Business substantially as currently conducted is included in the Transferred Intellectual Property (except for such Intellectual Property that is generally commercially available and has a replacement purchase cost of less than $50,000 (“De Minimis Software”) and Corporate Software).
          (g) On or before the Closing, Seller has delivered or made available to Buyer true and complete copies of all written documentation in its or its outside counsel’s possession evidencing ownership and prosecution (if applicable) of each item of Seller used registered Intellectual Property within the Transferred Intellectual Property listed in Schedule 1.1(e). Except as set forth in Schedule 4.13(g), with respect to each item of registered Intellectual Property within the Transferred Intellectual Property (including each application to register the foregoing):
          (i) Seller possesses all right, title and interest in and to the item, free and clear of any Encumbrances other than Permitted Encumbrances;
          (ii) the item is not subject to any outstanding Order;
          (iii) the item has not been involved in any cancellation, opposition, invalidation or any other Action that challenged the legality, enforceability, validity, use or ownership of the item; and
          (iv) no Action is pending or Threatened (and there is no Basis therefor) which challenges the legality, enforceability, validity, use or ownership of the item.
          (h) Schedule 4.13(h) identifies each Contract pursuant to which Seller has granted to any Person rights under or with respect to the Transferred Intellectual Property (together with any exceptions), other than licenses granted in the ordinary course of business. With respect such Contracts, to Seller’s Knowledge:
          (i) the Contract is enforceable;
          (ii) the Contract will continue to be enforceable on substantially similar terms following the consummation of the Transaction;
          (iii) no counterparty is in breach of such Contract, and no event has occurred which with notice or lapse of time would constitute a breach thereunder; and
          (iv) no party to the Contract has repudiated any provision thereof.
          (i) To Seller’s Knowledge, Seller and its Affiliates have not, through the Business, infringed upon, misappropriated or otherwise violated any other person’s Intellectual Property. Except as set forth in Schedule 4.13(i), (x) Seller and its Affiliates have never received any written notice alleging any such infringement, misappropriation or violation (including any

Claim that Seller must license or refrain from using any other person’s Intellectual Property), and (y) to Seller’s Knowledge, no other Person has infringed upon, misappropriated, or otherwise violated the Transferred Intellectual Property.
          4.14 Title and Condition of Assets; Loan Documents. Except as set forth on Schedule 4.14, (i) Seller and each of the Transferred Entities has title to the tangible Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances and (ii) the tangible Purchased Assets are generally in good working condition (subject to normal wear and tear). Seller represents that any and all liens under the Loan Documents will terminate at Closing.
          4.15 Real Property.
          (a) None of the Transferred Entities owns any real property.
          (b) Schedule 4.15(b) sets forth all real property leased, subleased or licensed by the Transferred Entities. Seller has delivered to Buyer correct and complete copies of each such lease, sublease, license or similar agreement, as applicable.
          (c) Except for any failures that would not be material to the Business, each Transferred Entity has a good and valid lease- or sublease-hold interest or a valid license in and to all leased, subleased or licensed real property, as applicable, in each case free and clear of all Encumbrances other than Permitted Encumbrances.
          4.16 Customers. Schedule 4.16 sets forth, as of the date hereof, a true and correct list of the top 35 customers of the Business as measured by revenue in the ten months ended October 31, 2006. Excluding expirations of any Contract pursuant to the terms thereof, as of the date hereof, neither Seller nor any of the Transferred Entities has received from any such Customer written notice of termination, and, to Seller’s Knowledge, no such termination has been Threatened by such customer.
          4.17 Environmental Matters.
          (a) All activities of the Business have been conducted in compliance in all material respects with, and all properties owned, leased or operated by Seller in connections with the Business’s operations or by any Transferred Entities have and continue to comply in all material respects with, all Environmental Laws.
          (b) As used herein, “Environmental Law” means all applicable federal, state, and local laws, regulations, licenses, and common law related to the protection of the environment or of human health and safety (to the extent relating to exposure to hazardous substances), including, without limitation, the Federal Clean Water Act, Oil Pollution Act, Resource Conservation and Recovery Act, Clean Air Act, Comprehensive Environmental Response, Compensation and Liability Act and the Occupational Health and Safety Act, each as amended and currently in effect.
          4.18 Contracts of Transferred Entities. Except (i) as set forth on Schedule 4.18, (ii) with respect to the constituent documents of such entity and (iii) with respect to the Assumed

Contracts that will be assigned to Contract HoldCo after the date hereof and prior to the Closing, the Transferred Entities are not party to any other material Contracts (x) with Seller or any of its Affiliates or (y) with any third party that involved payments or receipts in excess of $100,000 in the ten months ended October 31, 2006.
          4.19 Insurance. Seller and its Affiliates maintain and will maintain (or provide substantially similar replacements or renewals thereof) through the Closing the insurance policies covering the Business as set forth on Schedule 4.19. Copies of such insurance policies have been made available to Buyer. All such policies are valid, enforceable and in full force and effect.
          4.20 Revenue and Expenses.
          (a) Except as set forth on Schedule 4.20(a)(i), the revenue amounts for the Business for the fiscal years 2004 and 2005 and the ten months ended October 31, 2006 set forth on Schedule 4.20(a)(ii) have been determined in accordance with the revenue recognition policies applied by Seller generally during those periods and are based on the books and records of Seller, and such revenue recognition policies are consistent with GAAP.
          (b) Except as set forth on Schedule 4.20(b)(i), the expense amount set forth on Schedule 4.20(b)(ii) fairly presents in all material respects the total operating expenses incurred in the ten months ended October 31, 2006 by the Business and recorded in accordance with Seller’s accounting policies. Except as set forth in Schedule 4.20(b)(i), such accounting policies were consistently applied throughout such ten months ended October 31, 2006.
          4.21 Accounts Receivable. All of the accounts receivable set forth on Schedule 1.1(b) arose out of bona fide transactions in the ordinary course of business of Seller consistent with past practice.
          4.22 Accounts Payable. All of the accounts payable set forth on Schedule 2.2(d) were incurred in the ordinary course of business for the purposes of the Business.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
          Buyer hereby represents and warrants to Seller as follows:
          5.1 Organization of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own and lease its properties and assets, except for any failures to have such power and authority that would not have a material effect on Buyer’s ability to consummate the transactions contemplated hereby. Buyer is duly qualified or licensed to do business in each jurisdiction in which the nature of the business conducted by Buyer makes such qualification necessary, except for any failures to be so qualified or licensed that would not materially adversely affect Buyer or its ability to consummate the transactions contemplated by this Agreement.

          5.2 Authorization of Buyer. Buyer has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by Buyer, and, at Closing, each Ancillary Agreement to which Buyer is a party will have been executed and delivered by Buyer. Assuming the due authorization, execution and delivery of this Agreement and each Ancillary Agreement by Seller, this Agreement and each Ancillary Agreement constitute a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with their terms.
          5.3 No Conflict or Violation; Consents and Approvals.
          (a) Neither the execution, delivery or performance by Buyer of this Agreement or the Ancillary Agreements nor the consummation by Buyer of the transactions contemplated hereby and thereby will (i) violate or conflict with any provision of the certificate of incorporation or bylaws of Buyer, (ii) violate, conflict with, or result in or constitute a breach or default under (with the giving of notice or passage of time or both), or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Contract to which Buyer is a party or by which its assets are bound or (iii) violate any Law or Governmental Order applicable to Buyer, except in the case of each of clauses (ii) and (iii) above, for such violations, conflicts, breaches, defaults, terminations or accelerations which would not materially adversely affect Buyer or its ability to consummate the transactions contemplated hereby.
          (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Buyer or any Affiliate of Buyer as a result of the execution, delivery and performance of this Agreement by Buyer or the consummation of this transaction, except (i) for those required under or in relation to the HSR Act or any other Regulatory Law and (ii) where any failures to obtain such consents, approvals, orders or authorizations or to make such registrations, declarations or filings that would not have a material adverse effect on Buyer or its ability to consummate the transactions contemplated hereby.
          5.4 Litigation. There is no Claim pending or, to the knowledge of Buyer, threatened against Buyer that would reasonably be expected to materially adversely affect Buyer or its ability to consummate the transactions contemplated hereby.
          5.5 No Brokers or Finders. Buyer has not engaged or made any agreement with any broker, investment banker, finder or similar agent or any Person or firm which will result in the obligation of Seller or any of its Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.
          5.6 Financing. Buyer has and will have at the Closing cash on hand sufficient, in the aggregate, to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, to pay the Cash Amount, and to satisfy all other costs and expenses arising in connection herewith and therewith.

          5.7 No Implied Representations. Notwithstanding anything contained in Article IV or any other provision of this Agreement, Buyer acknowledges and agrees that Seller is making no representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement, including any implied warranty of merchantability or suitability as to the Purchased Assets, the Business, the Transferred Entities or the Subsidiary Stock. Buyer further acknowledges and agrees that any cost estimates, projections and predictions contained or referred to in the materials that have been provided to Buyer are not and shall not be deemed to be representations or warranties of Seller.
ARTICLE VI
COVENANTS OF SELLER AND BUYER
          Seller and Buyer each covenant with the other as follows:
          6.1 Conduct of Business. From the date hereof and until the Closing, Seller shall, and shall cause its Affiliates to, except as contemplated by this Agreement, as set forth in Schedule 6.1 or as consented to by Buyer in writing, (i) operate the Business in the ordinary course of business consistent with past practice and (ii) use its commercially reasonable efforts to preserve and maintain the Purchased Assets, its business and relationships with the customers and suppliers of the Business and the Transferred Entities in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, Seller shall not, and shall cause its Affiliates not to, except as contemplated by this Agreement, as set forth in Schedule 6.1 or as consented to by Buyer in writing (which consent shall not be unreasonably withheld), take any of the following actions from the date hereof and until the Closing:
          (a) enter into, extend, modify or renew any Assumed Contract, except in the ordinary course of business consistent with past practice, and, to the extent Seller takes any such actions, it shall use commercially reasonable efforts to obtain a consent by the counterparty to the assignment of such Assumed Contract in connection with the transactions contemplated hereby;
          (b) sell, assign, transfer, convey, lease, mortgage, pledge or otherwise dispose of or encumber any material Purchased Assets, or any interests therein, except for dispositions in the ordinary course of business consistent with past practice and Permitted Encumbrances;
          (c) fail to comply in any material respect with all material Laws applicable to the Business;
          (d) amend or modify the charter or bylaws or any other organizational documents of any Transferred Entities;
          (e) issue or agree to issue any additional shares of capital stock of any class or series or any Equity Commitments with respect to any of the Transferred Entities;
          (f) increase any salaries or wages of any Business Employee, except for such increases in the ordinary course of business consistent with past practice or as previously agreed to in writing by Buyer;

          (g) enter into any new Abacus [IN] Channel Program Contract or new reseller agreement relating to the Alliance Business that explicitly grants the counterparty thereto the right to use outside of the Alliance Business Customer data gathered in connection with the Alliance Business;
          (h) enter into any new Contract relating to the DMS Business that Seller anticipates in good faith would be likely to generate payments relating to the DMS Business in excess of $2,000,000 during the 24-month period after the entry into such Contract; or
          (i) authorize, commit or agree to take any of the foregoing.
          The parties do not intend that the foregoing provisions of this Section 6.1 or any other provision in this Agreement shall effect an assignment of, or transfer of control related to, the Purchased Assets prior to obtaining the approval under the HSR Act or any other Regulatory Law.
          6.2 Employee Matters.
          (a) Buyer will cause the Transferred Entities to continue the employment of the Transferred Entities’ Business Employees as of the Closing Date and make offers of employment prior to the Closing Date (to be effective as of the Closing Date) to each of the other Business Employees, in each case, under employment terms that provide for, if accepted (in the case of offerees) (i) for a period of at least 12 months after the Closing Date (or such longer period as is required under applicable Laws), the positions, duties, responsibilities, base salaries, together with bonus and long-term incentive compensation opportunities and other benefits that, in each case, are reasonably similar to that which each Business Employee was subject immediately prior to the Closing and (ii) in the case of the offerees listed on Schedule 6.2(a), a termination and release of such offeree’s employment agreement with Seller or its Affiliate; provided that if any applicable Law requires Buyer to offer (or continue employment of a Business Employee on) more favorable terms to any Business Employee, Buyer will comply with such Law and will make offers (or continue employment of a Business Employee) on such terms. Buyer will communicate offers of employment in accordance with applicable Law and in a form determined by Buyer, which form shall be acceptable to Seller. Each Business Employee who accepts Buyer’s offer of employment or otherwise commences or continues employment or is deemed to commence or continue employment with Buyer (including, without limitation, as a result of the operation of Law in any jurisdiction) on or after the Closing Date shall be referred to as a “Buyer Employee” for purposes of this Agreement. Additionally, with respect to each Business Contractor, Buyer will (i) either assume the relevant independent contractor arrangement from Seller or otherwise offer each such Business Contractor a continued service arrangement as of the Closing Date under similar terms as provided by Seller or the Transferred Entities immediately prior to the Closing Date and (ii) assume any termination or other Liabilities arising on, in connection with or after the Closing. Buyer shall indemnify, defend and hold harmless Seller or its Affiliates from any and all payments, Losses or other costs that are incurred by Seller and its Affiliates with respect to Liabilities assumed by Buyer pursuant to Section 2.2(a), including payments, Losses or other costs arising from or in connection with any failure to inform or consult any Business Employees.

          (b) Effective as of the Closing Date and for a period thereafter of the lesser of 12 months or the term of employment (or such longer period as is required under applicable Laws), Buyer shall cause each Buyer Employee who was covered under Seller Plans immediately prior to the Closing to be covered under employee benefit plans, programs and arrangements maintained or established by Buyer (the “Buyer Plans”) that are similar in the aggregate to those provided immediately prior to the Closing and which are disclosed on Schedule 4.9(b); provided that if any applicable Law requires Buyer to provide coverage on more favorable terms to any Buyer Employee, Buyer will comply with such Law and will provide coverage on such terms. The Buyer Plans shall recognize each Buyer Employee’s service with Seller or its Affiliates that is recognized under Seller Plans (and prior service with Seller’s and its Affiliates’ predecessors or any other entity to the extent such prior service is recognized under Seller Plans) for all purposes (including an executive only plan and the safe harbor and profit sharing contribution under 401(k)), including, without limitation, for purposes of any severance plan maintained by Buyer.
          (c) Effective as of the Closing Date, unless otherwise required under applicable Law, all Business Employees shall cease to be covered by Seller’s and its Affiliates’ employee welfare benefit plans, programs, policies and arrangements that provide medical and dental coverage, life and accident insurance, disability coverage and severance pay, other than the Transferred Entity Plans (collectively, the “Seller Welfare Plans”), except as otherwise noted below with respect to COBRA continuation coverage. Seller shall retain responsibility for all benefit claims incurred by Business Employees under the Seller Welfare Plans prior to the Closing Date. For purposes of this subsection, a claim shall be deemed to have been incurred on the date the medical service giving rise to the claim is performed. With respect to the Buyer Employees, effective as of the date a Business Employee becomes a Buyer Employee, Buyer shall cause all applicable Buyer Plans that provide medical or dental coverage, life and accident insurance, and disability or similar coverage (collectively, the “Buyer Welfare Plans”) to waive pre-existing condition exclusions, evidence of insurability provisions, waiting period requirements or similar provisions to the extent required under the Health Insurance Portability and Accountability Act of 1996. In addition, Buyer shall or it shall cause the applicable Buyer Welfare Plans to credit Buyer Employees with amounts credited by Seller or an Affiliate of Seller under Seller’s or such Affiliates’ health and dental plans toward the satisfaction of annual deductible and out-of-pocket maximums under such Buyer health and dental plans during the applicable Buyer plan year in which a Business Employee becomes a Buyer Employee provided Seller provides Buyer with information related to deductibles and out-of-pocket maximums under the applicable Seller Welfare Plans with respect to the relevant Buyer Employees within 30 days after the Closing. Buyer shall be responsible for the administration of and shall assume the obligations with respect to COBRA continuation coverage for all Business Employees who become “M&A qualified beneficiaries” (as such term is defined in Section 4980B of the Code and the regulations thereunder) on or after the Closing Date. Seller will retain liabilities for COBRA continuation coverage with respect to any Business Employee and any other M&A qualified beneficiary who terminates employment prior to the Closing Date.
          (d) Effective as of the Closing Date and for a period of at least 12 months thereafter (or such longer period as is required under applicable Laws), Buyer shall have in effect a plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Buyer 401(k) Plan”) that will provide benefits to Buyer Employees who participated in the Seller’s 401(k) Profit Sharing Plan (the “Seller 401(k) Plan”) that are substantially similar to those provided by the Seller’s 401(k) Plan as of the Closing Date, and shall take all reasonable action that is necessary or appropriate to cause such Buyer 401(k) Plan to recognize prior service with Seller or its Affiliate for purposes of vesting and participation; provided that if any applicable Law requires Buyer to provide more favorable benefits to any Buyer Employee, Buyer will comply with such Law and will provide benefits on such terms. Each Buyer Employee participating in the Seller 401(k) Plan as of the Closing Date shall become a participant in Buyer 401(k) Plan as of the Closing Date. Buyer and Seller agree to effect a transfer of the account balances and related liabilities of the Buyer Employees from the Seller 401(k) Plan to the Buyer 401(k) Plan in a manner consistent with the provisions of the Code and ERISA. Such transfer shall occur on or as soon as practicable after the Closing Date. To implement such a transfer, Seller shall direct the trustee of the Seller 401(k) Plan to transfer to the trustee or funding agent of the Buyer 401(k) Plan an amount in cash equal in value to the account balances of the Buyer Employees covered by the Seller 401(k) Plan as of the date of transfer; provided that to the extent the account balances to be transferred consist in whole or in part of outstanding loans, Seller shall direct the trustee of the Seller 401(k) Plan to transfer to the trustee or funding agent of the Buyer 401(k) Plan, in lieu of cash, the promissory notes and related documents evidencing such loans. Buyer and Seller shall take such actions as may be required to effect the assignment of such loans by the trustee of the Seller 401(k) Plan to the trustee or funding agent of the Buyer 401(k) Plan. Seller shall cause the account balances of the Buyer Employees under the Seller 401(k) Plan to be fully vested immediately prior to the transfer to the Buyer 401(k) Plan.
          (e) As of the Closing Date, Buyer agrees to take any and all actions necessary or appropriate to provide that Buyer shall assume and maintain all Liabilities with respect to the variable compensation and incentive compensation programs and arrangements set forth in Schedule 6.2(e) (“Bonuses”), and that Seller shall have no further Liability with respect thereto. Buyer shall pay all Bonuses to the Buyer Employees with respect to the entire calendar year in which the Closing occurs. The variable compensation and incentive compensation program or arrangement to which each Business Employee was subject as of December 1, 2006 is indicated on Schedule 4.9(a) under the column labeled “Commission Plan.”
          (f) Buyer shall be responsible for providing or discharging any and all notifications, benefits and Liabilities to Business Employees and Governmental Authorities under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) or by any other applicable Laws relating to plant closings, employee separations, employee redundancies or severance pay that are first required to be provided or discharged on or after the Closing Date, including pre-closing notice or Liabilities if the actions contemplated hereby or actions by Buyer on or after the Closing Date result in a notice or notification requirement under such Laws. Seller shall be responsible for providing or discharging any and all notifications, benefits and Liabilities to Business Employees and Governmental Authorities under the WARN Act, and any other non-United States jurisdiction requirements prior to Closing that relates to the effectuation of a Transfer of Undertaking within that jurisdiction; provided, however, that Buyer will in no event effect any terminations that will subject Seller to the WARN Act during the 90 day period following the Closing.

          (g) Buyer shall assume all obligations and Liabilities with respect to the accrued personal, sick and vacation time of Business Employees who remain employed by Seller through the Closing Date; provided that Seller provides Buyer with information related to such accrued paid time off for each Business Employee as soon as reasonably practicable after the Closing, but no later than 30 days after Closing. Seller will reasonably cooperate with Buyer to facilitate Buyer’s compliance with the covenants under the preceding sentence. For purposes of determining the number of days of personal, sick and vacation time to which each Buyer Employee shall be entitled during the calendar year in which the Closing occurs, Buyer shall assume and honor all personal, sick and vacation days accrued but not yet taken by Buyer Employees as of the Closing Date. To the extent that a Buyer Employee is entitled to be paid for any personal, sick and vacation days, Buyer shall discharge any Liability for such personal, sick and vacation days. For purposes of this Section 6.2(g), “personal days” shall include sabbatical benefits provided under the Seller Plans. Buyer shall be responsible for and assume all Liabilities for short-term disability income benefits payable in respect of periods on or after the Closing Date for all Business Employees, including, without limitation, those Business Employees who are receiving short-term disability income benefits as of the Closing Date. Such employees who are receiving such benefits as of the date hereof are indicated with an asterisk on Schedule 4.9(a).
          (h) Seller shall provide to Buyer, at Buyer’s reasonable request and subject to all applicable Laws, access to all Employee Records as needed for Buyer to comply with this Section 6.2 prior to the Closing Date, including, without limitation, Employee Records necessary to administer each Transferred Entity Plan. Seller and Buyer shall each cooperate with the other and shall provide to the other such documentation, information and assistance as is reasonably necessary to effect the provisions of this Section 6.2. Buyer is solely responsible for its use of Employee Records and other employee information furnished by Seller, and Buyer will indemnify and hold Seller and its Affiliates harmless from and against any Losses or Liabilities incurred by Seller or an Affiliate thereof as a result of Buyer’s use of such Employee Records or other employee information.
          (i) In the event that Buyer or any of its successors and assigns (i) consolidates with or merges into any Person and is not the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its assets or stock to any Person, then, in each case, proper provision shall be made so that the successors and assigns of Buyer honor the obligations of Buyer set forth in this Section 6.2.
          (j) With respect to the Business Employees and Business Contractors set forth in Schedule 4.9(a), Seller will periodically notify Buyer of any updates to such list, if applicable, but in any event will deliver an updated list of Business Employees and Business Contractors no later than two Business Days prior to the Closing.
          (k) Buyer shall pay to Seller an amount equal to one half of the amount by which the monthly medical and dental costs of Business Employees and related beneficiaries under the CIGNA Plan exceeds $158,500 (such excess, the “Incremental Cost”) for the period beginning on the date hereof and ending on the Closing Date; provided, that the amount payable by Buyer hereunder shall not exceed an aggregate of $158,500 per month (such amounts to be pro rated for any partial month). For purposes of this Section 6.2(k), the Incremental Cost and the calculation of the costs under the Cigna Plan shall not include the amounts of any employee contributions toward the costs of medical and dental benefits, which contributions will be at substantially the same levels as in effect during 2006 for the same level of coverage. Subject to Section 6.2(m) and the limitation on the maximum amount of per month payments set forth in the proviso set forth in the first sentence of this Section 6.2(k), on the Closing Date and on the last Business Day of each month (or part thereof) commencing with January 2007 and preceding the Closing Date, Buyer shall pay to Seller, by wire transfer in immediately available funds to an account designated in writing by Seller, an amount in cash equal to the Seller’s good faith estimate, based on the historic average of such costs but including any expected increase, of the Incremental Cost for such month (or part thereof on a prorated basis, as applicable). Any amounts payable pursuant to this Section 6.2(k) shall constitute an addition to the Purchase Price.
          (l) In the event that this Agreement is terminated pursuant to Section 10.1, Buyer shall pay to Seller 100% of the Incremental Cost (taking into account any amounts already paid by Buyer pursuant to Section 6.2(k)) up to a maximum of $250,000 per month (such amounts to be prorated for any partial month) for the period beginning on January 1, 2007 and ending on the date that is 60 days following the date of such termination. In addition, in the event of such termination, Buyer will reimburse Seller for the actual cost (not to exceed $50,000) of engaging Administaff with respect to the matters involving Business Employees that Seller and Administaff had previously negotiated prior to the date of this Agreement. Notwithstanding the foregoing, this Section 6.2(l) shall not apply, and Buyer shall not be liable for any payment described herein, in the event that the Agreement is terminated pursuant to Section 10.1(a)(3). Any amounts payable pursuant to this Section 6.2(l) shall be paid by Buyer to Seller promptly, and in any event within three Business Days, following Buyer’s receipt from Seller of an invoice setting forth in reasonable detail Seller’s calculation of the amount required to be paid pursuant to this Section 6.2(l).
          (m) Within 60 days following either the Closing or the 60-day anniversary of the termination of this Agreement in accordance with Section 10.1, Seller shall provide to Buyer a written statement setting forth the actual Incremental Cost for each month or part thereof commencing with January 2007 and ending with the month in which the Closing occurs or the month in which the 60-day anniversary of the termination of this Agreement occurs, as applicable, along with reasonable supporting documentation. If ,within 15 days of Buyer’s receipt of the foregoing statement and supporting documentation, Buyer disputes any part of such statement, the parties shall negotiate in good faith to settle such dispute and, failing that, shall refer the dispute to a third party arbitrator reasonably acceptable to each of Buyer and Seller. Both Buyer and Seller agree to accept the findings of the third party arbitrator. After the actual Incremental Cost for the relevant period is determined as aforesaid, the parties will calculate the amounts owed under Section 6.2(k) or (l), as applicable, based on the actual Incremental Cost instead of Seller’s prior estimates, and if such amounts total less than Buyer paid under Section 6.2(k) or (l), as applicable, then Seller shall refund the difference to Buyer, and if such amounts total more than Buyer paid under such applicable section, then Buyer shall pay the difference to Seller (subject to the limitation on the maximum amount of per month payments set forth in the proviso set forth in the first sentence of Section 6.2(k) or the first sentence of Section 6.2(l), as applicable), in each case within three Business Days of the finalization of the actual Incremental Cost.

          6.3 Non-Competition; Non-Solicitation.
          (a) Except as explicitly contemplated by this Agreement, from the Closing until eighteen months after the Closing, Seller will not (and will cause its subsidiaries not to), without the prior written consent of Buyer, directly or indirectly:
          (i) enter into, conduct, carry on or engage in any Seller Restricted Business anywhere in the world (the “Seller Restricted Territory”); or
          (ii) have an equity interest in any Person engaged in a Seller Restricted Business in the Seller Restricted Territory.
provided, however, that none of the following shall be deemed to violate Sections 6.3(a)(i) or 6.3(a)(ii): (A) the acquisition of Seller or any of its subsidiaries, divisions or business units by a Person that engages in a Seller Restricted Business; (B) the ownership by Seller or any of its subsidiaries of less than an aggregate of 5% of any class of voting stock of a Person engaged, directly or indirectly, in a Seller Restricted Business; (C) the ownership by Seller or any of its subsidiaries of less than 10% in value of any debt instrument of a Person engaged, directly or indirectly, in a Seller Restricted Business; or (D) the direct or indirect acquisition by Seller or any of its subsidiaries of any Person that engages in a Seller Restricted Business and the subsequent continuation of the conduct of such Seller Restricted Business after such acquisition, except that if the Seller Restricted Business of such acquired Person generated more than 15% of the gross consolidated revenues of such Person for the most recently completed fiscal year, then Seller or its subsidiary, as applicable, shall use commercially reasonable efforts to sell or otherwise dispose of the portion of the business of the acquired Person that is engaged in Seller Restricted Business as promptly as reasonably practicable after the consummation of the acquisition of such Person. Seller represents and warrants that, as of the date of this Agreement, to the actual knowledge of the General Counsel and Chief Financial Officer of Seller, Seller is not a party to any written agreement for a transaction that, if consummated during the eighteen month period following the Closing, would, but for clauses (A) through (D) of the foregoing proviso, violate Section 6.3(a)(i) or 6.3(a)(ii).
          (b) Except as explicitly contemplated by this Agreement, from the date of this Agreement until eighteen months after the Closing, Seller will not (and will cause its subsidiaries not to), without the prior written consent of Buyer, directly or indirectly, hire or solicit for hire any Person who is a Business Employee to become an employee of Seller; provided, however, that the foregoing shall not prohibit Seller from, after the Closing, hiring or soliciting any Person who (A) is terminated from his employment by Buyer, (B) does not become a Buyer Employee on the Closing Date (either as a result of Buyer not making an offer or such Person declining Buyer’s offer) so long as at least six months has elapsed from the Closing or (C) is solicited or hired pursuant to, or as a result of, a general employment advertisement or services provided by an employment agency that does not specifically target Buyer Employees.
          (c) Except as explicitly contemplated by this Agreement, from the date of this Agreement until eighteen months after the Closing, Buyer will not (and will cause its subsidiaries not to), without the prior written consent of Seller, directly or indirectly, hire or solicit for hire any Person who is an employee of Seller to become an employee of Buyer;

provided, however, that the foregoing shall not prohibit Buyer from hiring or soliciting any Person who (A) is terminated from his employment by Seller or (B) is solicited or hired pursuant to, or as a result of, a general employment advertisement or services provided by an employment agency that does not specifically target Seller’s employees.
          (d) Each of Buyer and Seller agree that a remedy at law for any breach of this Section 6.3 would be inadequate, and the other party shall be entitled to injunctive relief in the event of any such breach.
          6.4 Efforts; Further Assurances and Regulatory Approvals.
          (a) Upon the terms and subject to the conditions contained herein, each of the parties agrees, both before and after the Closing, (i) to use its reasonable best efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all reasonable things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including before the Closing using its reasonable best efforts to satisfy the conditions precedent to each party’s obligations hereunder, (ii) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder and (iii) to cooperate with each other in connection with the foregoing. In furtherance and not in limitation of the foregoing, each party hereto agrees to make or cause to be made an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten (10) Business Days after the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.
          (b) Each party agrees, and shall cause each of their respective Affiliates, to cooperate and to use their respective reasonable best efforts to obtain any governmental consents or the expiration of any applicable waiting periods required for the Closing (including through compliance with the HSR Act and any other Regulatory Law) (“Regulatory Approvals”) and to respond to any governmental requests for information. The parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to the HSR Act. Subject to the terms of the Confidentiality Agreement, each party shall have the right to review and approve in advance drafts of all material written communications, petitions, applications and other filings made or prepared by the other party in connection with obtaining the requisite approvals and authorizations from the appropriate Governmental Authorities for the transactions contemplated this Agreement, which approval shall not be unreasonably withheld or delayed. For purposes of this Agreement, “Regulatory Law” means all federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

          (c) As soon as practicable after the Closing (but within 60 days after the Closing) if Trade Secrets included in the Transferred Intellectual Property (i) are not documented in writing and (ii) are not known to Buyer Employees sufficient to allow use of such Trade Secrets in the Business substantially as they are currently conducted, Seller shall use its reasonable best efforts to transfer to Buyer information in Seller’s possession relating to such Trade Secrets included in the Transferred Intellectual Property to allow Buyer to use such Trade Secrets in the Business substantially as they are currently used in the Business including by making available to Buyer, during commercially reasonable hours, the appropriate Seller employees employed at such time to assist in the transfer of such information.
          (d) Until nine (9) months after Closing, in the event that either party discovers (and Buyer notifies Seller in writing as applicable) an item of Intellectual Property owned by Seller or licensed to Seller from a third party, in either case as of the Closing, which is necessary for the conduct of the Business substantially as currently conducted and which is all of the following:
          (i) not included in the Transferred Intellectual Property,
          (ii) not listed on Schedule 4.13(f), and
          (iii) not De Minimis Software or Corporate Software,
then Seller agrees as follows: (x) with respect to such Intellectual Property owned by Seller, Seller and Buyer shall cause to be executed a perpetual, non-exclusive, royalty-free, non-transferable license for Buyer (such license to be terminable only for material breach of its terms by Buyer) to use same in the Business, on mutually agreeable terms for no additional payment by Buyer to Seller, and (y) with respect to any third party Intellectual Property, Seller and Buyer shall use their reasonable best efforts to obtain a license on substantially similar terms as Seller currently licenses such third party Intellectual Property to use same in the Business to the fullest extent permitted under the applicable license, on mutually-agreeable terms, for no additional payment by Buyer to Seller; provided that Buyer shall pay any commercially reasonable additional fees to the third party and Buyer shall indemnify Seller for any and all Liabilities arising from Buyer’s conduct or omission under any sublicense; and provided further that for (A) sublicensable rights for which Seller no longer wishes to retain its own license from the owner or (B) non-sublicensable rights, upon written request from Buyer, Seller shall cooperate with Buyer for the period ending nine (9) months after the Closing, to assist Buyer in attempting to obtain direct licenses from applicable third parties. Buyer shall pay to the third party any costs for the license. BUYER ACKNOWLEDGES THAT ANY OF THE ABOVE LICENSES, EXCEPT AS OTHERWISE SET OUT IN SUCH LICENSE, WILL BE ON AN “AS IS” BASIS, AND SELLER DOES NOT MAKE, AND EXPRESSLY DISCLAIMS, ANY AND ALL EXPRESS OR IMPLIED WARRANTIES WITH RESPECT THERETO.
          (e) From the date hereof until the six month anniversary of the Closing, and upon written request from Buyer, Seller shall use commercially reasonable efforts to (i) assist Buyer in identifying the Corporate Software necessary to operate the Business substantially as currently conducted and assist Buyer (by making introductions to third party technology providers and supplying required information) (a) first in attempting to transfer existing licenses to Buyer to the extent practicable or (b) to obtain direct licenses for Corporate Software and the Software listed on Schedule 4.13(f) from applicable third parties and (ii) assist Buyer in identifying the Contracts relating to the maintenance of Fixtures and Equipment necessary to operate the Business substantially as currently conducted and assist Buyer (by making introductions to maintenance providers and supplying required information) (a) first in attempting to apportion existing maintenance Contracts to the extent practicable or (b) to obtain direct maintenance Contracts from applicable third parties. The costs and responsibility for obtaining any such transfer, license or maintenance Contract shall be borne by Buyer. Seller’s hourly personnel costs will be billed as set out in Schedule 6.4(e) for Services provided after the forty-five day anniversary of the Closing. For the avoidance of doubt, Seller shall not be expected to relinquish or compromise any rights necessary or desirable to carry out its businesses.
          6.5 No Inconsistent Actions. Subject to the provisions of Section 10.1, Seller and Buyer shall not take any action inconsistent with their respective obligations under this Agreement or which could materially hinder or delay the consummation of the transactions contemplated hereby.
          6.6 Books and Records. Buyer agrees that it shall preserve and keep the Books and Records in Buyer’s possession for a period of at least seven (7) years after the Closing. At least 90 calendar days prior to the seven year anniversary of the Closing, Seller shall notify Buyer if Seller desires to retain the Books and Records if Buyer intends to destroy them at Seller’s cost and expense. During such seven-year period, duly authorized Representatives of Seller shall, upon reasonable notice and at Seller’s expense, have access to the Books and Records during normal business hours to examine, inspect and copy the Books and Records.
          6.7 Litigation Support. In the event and for so long as either of Seller or any of its Affiliates or Buyer or any of its Affiliates is actively contesting or defending against any Claim, hearing, or investigation in connection with the Business, the Purchased Assets, the Excluded Assets, the Assumed Liabilities, the Retained Liabilities, the Transferred Entities or the Subsidiary Stock, as applicable, each of Seller and Buyer, as applicable, will cooperate, and will cause their Affiliates to cooperate, with the other party and their counsel, at the sole expense of the other party, in the contest or defense, to use commercially reasonably efforts to make available its personnel, and to provide such testimony and access to its books and records as shall be reasonably necessary in connection with the contest or defense.
          6.8 Administration of Accounts.
          (a) After the Closing and as requested by Seller from time to time, Buyer will cooperate, and will cause its Affiliates to cooperate, in assisting Seller and its Affiliates in the collection of any Excluded Receivables that are received by Buyer.
          (b) After the Closing, all payments and reimbursements by any third party in the name of or to Buyer to the extent, in connection with, arising out of or relating to the Excluded Assets or the Retained Liabilities that are to be received by Buyer after the Closing shall be held by Buyer in trust for the benefit of Seller and, promptly upon receipt by Buyer of any such payment or reimbursement, Buyer shall pay over to Seller the amount of such payment or reimbursement without right of set-off.
          (c) After the Closing, all payments and reimbursements made by any third party in the name of or to Seller to the extent, in connection with, arising out of or relating to the Purchased Assets or the Assumed Liabilities that are to be received by Seller after the Closing shall be held by Seller in trust for the benefit of Buyer and, promptly upon receipt by Seller of any such payment or reimbursement, Seller shall pay over to Buyer the amount of such payment or reimbursement without right of set-off.
          6.9 Resignations. Seller shall cause all officers and directors of each of the Transferred Entities to resign from such positions effective upon the Closing.
          6.10 Release of the Transferred Entities; Termination of Certain Contracts.
          (a) Upon the Closing, Seller and its Affiliates shall hereby release and forever discharge all Liabilities, Losses and Claims of whatever kind, nature, character and description (whether known or unknown, due or to become due) that Seller and its Affiliates may have against the Transferred Entities that arise prior to the Closing, except for such Liabilities, Losses and Claims arising out of this Agreement or the transactions contemplated hereby.
          (b) Upon the Closing, Buyer, on behalf of the Transferred Entities, shall hereby release and forever discharge all Liabilities, Losses and Claims of whatever kind, nature, character and description (whether known or unknown, due or to become due) that the Transferred Entities may have against Seller that arise prior to the Closing, except for such Liabilities, Losses and Claims arising out of this Agreement or the transactions contemplated hereby.
          (c) Except for those Contracts set forth on Schedule 6.10(c), all Contracts to which any of the Transferred Entities are party, on the one hand, and Seller or any of its Affiliates are party, on the other hand, shall be terminated at the Closing, with no continuing Liability of any party thereunder.
          6.11 Release of Seller Obligations.
          (a) From the date of this Agreement and continuing until completed, Buyer shall use reasonable best efforts to obtain the release of each guarantee or similar obligation of the Seller or any of its Affiliates (other than a Transferred Entity) for the benefit of any Transferred Entity (the “Seller Guarantees”) on or prior to the Closing Date, including, without limitation, the Seller Guarantees listed on Schedule 6.11(a). Such efforts shall include offering its own guarantee in substitution for, and on at least substantially the same terms of, any Seller Guarantee. Buyer shall indemnify, defend and hold harmless the Seller and its Affiliates (other than the Transferred Entities) against and reimburse the Seller and its Affiliates (other than the Transferred Entities) to the extent any Seller Guarantee is called upon and the Seller or any of its Affiliates (other than Transferred Entities) makes any payment or is obligated to reimburse, in each case after the Closing, the party issuing the Seller Guarantee.

          (b) From the date of this Agreement and continuing until completed, Buyer shall use reasonable best efforts to negotiate and enter into amendments to the Contracts listed on Schedule 6.11(b) to release Seller from its obligations thereunder, including, if necessary, by substituting Buyer thereon or by entering into a new replacement contract which supersedes the specified Contract.
          6.12 Transition Services Agreement. Prior to the Closing, each of the parties hereto shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to satisfy and discharge its obligations under the Transition Services Agreement, including, without limitation, paying in full all amounts owing thereunder.
          6.13 Certain Litigation.
          (a) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with Section 10.1, each of Buyer and Seller agrees, on behalf of itself and its Affiliates and Representatives, not to commence or institute against any person any Action or Claim of any kind arising out of or related to, directly or indirectly, the Email Purchase Agreement (“New Litigation”). Each party represents and warrants to the other party that, as of the date of this Agreement, there are no other Actions or Claims that it is aware of arising out of or related to, directly or indirectly, the Email Purchase Agreement and that it is not aware of any Claim or cause of action arising out of or related to, directly or indirectly, the Email Purchase Agreement it has against the other party or its Affiliates or Representatives, other than those Claims in the Existing Litigation.
          (b) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with Section 10.1, each of Buyer and Seller agrees, on behalf of itself and its Affiliates and Representatives, to cease without prejudice all activity concerning the New York Action and the Subpoena Action without any further proceedings or activities in connection therewith, including more particularly:
     (i) All litigation (including, without limitation, all hearings, filings, depositions, briefs, discovery, motions and other proceedings) in the New York Action and the Subpoena Action shall be suspended until the Closing. Within five Business Days following the date of this Agreement, Buyer and Seller shall jointly file mutually acceptable papers that Buyer and Seller deem necessary in the New York Supreme Court, and Buyer and Seller shall take all other actions necessary or appropriate, to seek to stay, suspend and abate the New York Action and the Subpoena Action without prejudice to Buyer or Seller until the earlier of the Closing and the termination of this Agreement in accordance with Section 10.1, including (A) a stipulation adjourning Buyer’s appeals in the Appellate Division of the New York Supreme Court until the April 2007 Term, and (B) a joint, mutually acceptable motion for an order (x) staying proceedings in the trial courts where the New York Action and the Subpoena Action are pending through April 9, 2007, and (y) vacating the Preliminary Injunction effective as of the Closing. For the avoidance of doubt, nothing in this paragraph is intended to, or shall have the effect of, modifying, continuing or vacating the Preliminary Injunction prior to the Closing.

          (ii) In the event that this Agreement is terminated in accordance with Section 10.1, and should litigation re-commence after such termination, Buyer and Seller shall jointly petition the trial courts in the New York Action and the Subpoena Action to extend all dates in the litigation by at least the amount of time included in the period from December 1, 2006 until the date of termination of this Agreement.
          (iii) All communications, whether written or oral, between Buyer or any of its Affiliates or Representatives and Seller or any of its Affiliates or Representatives made during the period from November 2, 2006 (the date of the Confidentiality Agreement) until the earlier of Closing and the termination of this Agreement in accordance with Section 10.1, and all documents related thereto, shall not be discoverable, admissible or otherwise used in any Existing Litigation or New Litigation.
          (c) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with Section 10.1, Buyer agrees, on behalf of itself and its Affiliates and Representatives, not to initiate any activity in the Texas Action or the California Action; provided that Buyer may take such actions as it deems necessary or appropriate in response to any actions taken by the defendant or any other Person (other than Buyer or any Affiliate or Representative of Buyer) in the Texas Action or the California Action.
          (d) Effective upon Closing, Buyer, on behalf of itself and its Affiliates and Representatives, releases, acquits, and forever discharges Seller and its Affiliates and their Representatives from any and all Claims at law, at equity or otherwise that Buyer and its Affiliates and Representatives have asserted or could have asserted against Seller and its Affiliates (x) in the New York Action arising out of or related to, directly or indirectly, the facts and circumstances alleged in the New York Action and (y) any facts or circumstances of which Buyer or its Affiliates or Representatives is aware as of the date of this Agreement that could be used in a Claim arising out of or related to, directly or indirectly, the Email Purchase Agreement. Notwithstanding the foregoing, the Email Purchase Agreement shall continue in full force and effect on its terms, and, except as set forth in the preceding sentence, Buyer and its Affiliates and Representatives do not waive any other rights under the Email Purchase Agreement, including rights for indemnification under the Email Purchase Agreement (other than claims for indemnification for the Claims that are waived pursuant to the preceding sentence).
          (e) Effective upon Closing, Seller, on behalf of itself and its Affiliates and Representatives, releases, acquits, and forever discharges Buyer and its Affiliates and their Representatives from any and all Claims at law, at equity or otherwise that Seller and its Affiliates and Representatives have asserted or could have asserted against Buyer and its Affiliates (x) in the New York Action arising out of or related to, directly or indirectly, the facts and circumstances alleged in the New York Action and (y) any facts or circumstances of which the Seller or its Affiliates or Representatives is aware as of the date of this Agreement that could be used in a Claim arising out of or related to, directly or indirectly, the Email Purchase Agreement. Notwithstanding the foregoing, the Email Purchase Agreement shall continue in full force and effect on its terms, and, except as set forth in the preceding sentence, Seller and its Affiliates and Representatives do not waive any other rights under the Email Purchase Agreement, including rights for indemnification under the Email Purchase Agreement (other than claims for indemnification for the Claims that are waived pursuant to the preceding sentence).
          (f) Within three days following the Closing, Buyer and Seller shall jointly file mutually acceptable papers that Buyer or Seller deem necessary, in the New York Action and the Subpoena Action to terminate the New York Action and the Subpoena Action and, if necessary, vacate the Preliminary Injunction with prejudice, and with each party to bear its own costs, legal fees and expenses.
          (g) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with Section 10.1, Buyer, on behalf of itself and its Affiliates and Representatives, shall use its reasonable best efforts, and shall take, or cause to be taken, all actions reasonably necessary or appropriate, to (i) cease without prejudice all activity concerning the Texas Action and the California Action without any further proceedings or activities in connection therewith, and in any event, will cease all discovery activities involving Seller or any of its Affiliates and Representatives, in each case subject to the proviso in Section 6.13(c) and (ii) terminate, effective as of the Closing, and release and forever discharge each party from all liability relating to, the Texas Action and the California Action, in each case with prejudice and with each party to bear its own costs, legal fees and expenses; provided that Buyer shall not be required to terminate any such Action or to release or discharge from liability any party to any such Action unless Buyer is able to secure from such parties a comparable release and discharge from liability for itself, its Affiliates and Representatives. In the event the Closing occurs and either of the Texas Action or the California Action have not been terminated and released as provided in clause (ii) above, Buyer, on behalf of itself and its Affiliates and Representatives, shall continue to use its reasonable best efforts, and take, or cause to be taken, all actions reasonably necessary or appropriate, to terminate such Actions and effectuate such releases as promptly as practicable following the Closing, subject to the proviso set forth in clause (ii). Buyer agrees, to the extent any Action with any third party arising out of or related to, directly or indirectly, the Email Purchase Agreement, including the Texas Action and the California Action, continues or is instituted, that it will use its reasonable best efforts to avoid involving, as a party or through discovery, depositions, or otherwise, Seller, any of its Affiliates and any of their Representatives, unless Buyer determines in its good faith reasonable judgment it is necessary to do so to avoid prejudice.
ARTICLE VII
CONDITIONS TO SELLER’S OBLIGATIONS
          The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Seller:
          7.1 Representations, Warranties and Covenants. All representations and warranties of Buyer contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date (except for representations and warranties which by their terms speak as of a specific date, in which case such representations and warranties need only be true and correct as of such date), except to the extent that the failure of such representations and warranties to be true and correct would not reasonably be expected to result in a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby. Buyer shall have performed and satisfied in all material respects the agreements, obligations and covenants required hereby to be performed by it prior to or on the Closing Date. Buyer shall furnish Seller with a certificate executed by a duly authorized officer of Buyer and dated as of the Closing Date to the effect that the conditions set forth in this Section 7.1 have been satisfied
          7.2 No Laws or Governmental Orders. No preliminary or permanent injunction or other Governmental Order which prevents or otherwise restrains the consummation of the transactions contemplated hereby shall have been issued and remain in effect, and no Law shall have been enacted which prohibits or otherwise restrains the consummation of the transactions contemplated hereby.
          7.3 Antitrust Laws. The applicable waiting periods, including any extension thereof, under the HSR Act, shall have expired or been terminated.
          7.4 Deliveries. Seller shall have received from Buyer each of the deliveries described in Section 3.4(b) hereof.
ARTICLE VIII
CONDITIONS TO BUYER’S OBLIGATIONS
          The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Buyer:
          8.1 Representations, Warranties and Covenants. All representations and warranties of Seller contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date (except for representations and warranties which by their terms speak as of a specific date, in which case such representations and warranties need only be true and correct as of such date), except to the extent that the failure of such representations and warranties to be true and correct would not reasonably be expected to result in a Material Adverse Effect. Seller shall have performed and satisfied in all material respects the agreements, obligations and covenants required hereby to be performed by it prior to or on the Closing Date. Seller shall furnish Buyer with a certificate executed by a duly authorized officer of Seller and dated as of the Closing Date to the effect that the conditions set forth in this Section 8.1 have been satisfied.
          8.2 No Laws or Governmental Orders. No preliminary or permanent injunction or other Governmental Order which prevents or otherwise restrains the consummation of the transactions contemplated hereby shall have been issued and remain in effect, and no Law shall have been enacted which prohibits or otherwise restrains the consummation of the transactions contemplated hereby.
          8.3 Antitrust Laws. The applicable waiting periods, including any extension thereof, under the HSR Act, shall have expired or been terminated.
          8.4 Consents. The consents of third parties to the Assumed Contracts that are necessary for the assignment of such Assumed Contracts to Buyer shall have been made or obtained, except to the extent that any failures to make or obtain any such consents would not reasonably be expected to result in a Material Adverse Effect.
          8.5 Material Adverse Effect. As of the Closing Date, there shall not have occurred any change or event that would reasonably be expected to result in a Material Adverse Effect.
          8.6 Deliveries. Buyer shall have received from Seller each of the deliveries described in Section 3.4(a) hereof.
ARTICLE IX
SURVIVAL AND INDEMNIFICATION
          9.1 Survival of Representations, Warranties and Pre-Closing Covenants.
          (a) Each and every representation and warranty contained in this Agreement shall survive the Closing until the first anniversary of the Closing Date and then expire.
          (b) (i) Each and every covenant or agreement contained in this Agreement to be performed only prior to Closing shall survive the Closing until the first anniversary of the Closing Date and then expire and (ii) each and every covenant or agreement contained in this Agreement to be performed after Closing shall survive and expire, as applicable, in accordance with its terms.
          (c) The indemnification obligations set forth in Section 9.2 hereof with respect to representations, warranties, covenants and agreements shall only be applicable with respect to such representations, warranties, covenants and agreements if a Claim is made in writing (stating in reasonable detail the basis for such Claim) with respect to such indemnification obligations prior to the expiration of the relevant representation, warranty, covenant or agreement as set forth in this Section 9.1; provided that such expiration of the representations, warranties, covenants and agreements shall not affect the rights of a party in respect of any Claim made by such party in a writing (stating in reasonable detail the basis for such Claim) received by the other party prior to the expiration of the applicable survival period provided herein.
          9.2 Indemnification.
          (a) Subject to the other provisions of this Article IX, Seller shall indemnify, defend and hold harmless Buyer and all of its Affiliates and all Representatives of such Persons (“Buyer Indemnified Parties”) from and against any and all Losses actually incurred by Buyer Indemnified Parties resulting from (i) any breach of any representation or warranty made by Seller in this Agreement, (ii) any breach of any covenant or agreement (whether to be performed before or after Closing) made by Seller in this Agreement and (iii) any Retained Liability.
          (b) Subject to the other provisions of this Article IX, Buyer shall indemnify, defend and hold harmless Seller and all of its Affiliates and all Representatives of such Persons (“Seller Indemnified Parties”) from and against any and all Losses actually incurred by Seller Indemnified Parties in connection with, arising out of or resulting from (i) any breach of any representation or warranty made by Buyer in this Agreement, (ii) any breach of any covenant or agreement (whether to be performed before or after Closing) made by Buyer in this Agreement and (iii) any Assumed Liability.
          (c) The parties agree that any indemnification payments made pursuant to this Agreement shall be treated for tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable Law.
          9.3 Limitations on Indemnification.
          (a) Notwithstanding anything to the contrary contained in this Agreement, (i) no indemnification under Sections 9.2(a)(i) and (ii) hereof shall be made by Seller and no indemnification under Sections 9.2(b)(i) and (ii) hereof shall be made by Buyer, and neither Seller nor Buyer shall have any Liability, respectively, to the other therefor, unless and until the aggregate amount of Losses subject to indemnification pursuant thereto and due the party being indemnified shall exceed $3.0 million, and once such threshold amount is exceeded the indemnifying party shall indemnify the indemnified party, and shall be liable, only for the amount of any such Losses in excess of $2.675 million, (ii) the aggregate amount required to be paid by Seller pursuant to its indemnification obligations under Sections 9.2(a)(i) and 9.2(a)(ii) hereof or by Buyer pursuant to its indemnification obligations under Sections 9.2(b)(i) and 9.2(b)(ii) hereof shall not exceed an amount equal to $37.5 million, and neither party shall have any Liability to any indemnified party for, and such indemnified parties shall have no right to recover from Seller or Buyer, as the case may be, any amount of Losses which exceeds (and from and after the time such Losses exceed) such amount and (iii) no indemnification under Sections 9.2(a)(i) and (ii) hereof shall be made by Seller and no indemnification under Sections 9.2(b)(i) and (ii) hereof shall be made by Buyer, and neither Seller nor Buyer shall have any Liability, respectively, to the other for any individual Claim or any Liability arising out of or resulting from a single action, event, occurrence or a set of circumstances, unless such individual Claim or such Liability arising out of or resulting from a single action, event, occurrence or a set of circumstances is greater than $100,000. Notwithstanding the foregoing, the indemnity limitations set out in this Section 9.3(a) do not apply to Section 2.7 of the Agreement.
          (b) To the extent that any Losses or Claims therefor which is subject to indemnification hereunder are covered by insurance or any other right to indemnity held by any indemnified party (an “Insured or Third Party Indemnified Loss”), such indemnified party shall only be entitled to indemnification pursuant to Section 9.2 hereof with respect to the amount of Losses in excess of the net cash proceeds received by such indemnified party pursuant to such insurance or such other right to indemnity. If, following the receipt of any indemnity payments pursuant to Section 9.2 hereof, the indemnified party obtains any insurance or indemnity recovery from a third party insurance provider or third party indemnitor with respect to such Losses, then such indemnified party shall promptly pay over to the indemnifying party the amount of the net cash proceeds received by such indemnified party pursuant to such insurance or indemnity up to, but not in excess of, the amount of the indemnity payments made by the indemnifying party pursuant to such Losses. In determining the amount of Losses for purposes of Section 9.3(a) hereof, to the extent of any Insured or Third Party Indemnified Loss, the amount of Losses subject to indemnification hereunder will be determined only at such time as the indemnified party obtains any insurance or indemnity recovery from third party insurance providers or third party indemnitor (in which case the amount of such Losses shall be calculated net of such recovery). The parties agree that no insurance company or third party indemnitor shall have any right of subrogation under this Section 9.3(b) and the parties agree that this Section 9.3(b) is not for the benefit of any third party insurance provider or third party indemnitor.
          (c) Notwithstanding anything to the contrary contained in this Agreement, (i) Seller and its Affiliates shall not be liable for any Losses pursuant to Section 9.2(a)(i) hereof to the extent that the breach of the representation or warranty was actually known to Buyer to be a breach of a representation or warranty as of the date hereof, and (ii) Buyer shall not be liable for any Losses pursuant to Section 9.2(b)(i) hereof to the extent that the breach of the representation or warranty was actually known to Seller to be a breach of a representation or warranty as of the date hereof. If, after the date hereof and prior to the Closing, Buyer becomes aware of any breach of a representation or warranty contained in Article IV, Buyer shall notify Seller of such breach and Seller may reflect such breach on the certificate provided to Buyer pursuant to Section 8.1; provided, however, that any such disclosure on the such certificate shall not relieve Seller of its obligation to indemnify Buyer with respect to such breach pursuant to Section 9.2(a)(i); provided further, however, that such notification by Buyer shall not be deemed an admission by Buyer that such breach does not constitute a Material Adverse Effect or an admission by Seller that such breach does constitute a Material Adverse Effect or is a breach of any such representation or warranty.
          (d) Notwithstanding anything in this Agreement to the contrary, the amounts payable pursuant to indemnification obligations under Sections 2.5, 2.7, 3.5, 6.2 and 9.2 hereof shall be paid without duplication and in no event shall any party hereto be able to recover under different provisions of this Agreement for the same Losses.
          (e) The parties shall cooperate with each other with respect to resolving any Claim or Liability with respect to which one party is obligated to indemnify another party hereunder, including by making commercially reasonable efforts to mitigate or resolve any such Claim or Liability. In the event that the indemnified party shall fail to make such commercially reasonable efforts to mitigate or resolve any Claim or Liability, then, notwithstanding anything else to the contrary contained herein, the indemnifying party shall not be required to indemnify any Person for any Losses that could reasonably be expected to have been avoided if the indemnified party had made such efforts.
          9.4 Exclusive Remedy; No Consequential, Special or Incidental Damages, etc.
          (a) Except for equitable relief to which either party hereto may be entitled pursuant to Section 6.3, or with respect to indemnification under Section 2.7, the sole and exclusive remedy of the parties with respect to any and all Losses and Claims at Law or in equity or otherwise relating to a breach of this Agreement and the transactions contemplated hereby, or any certificate or document delivered pursuant to this Agreement and the transactions contemplated hereby, shall be pursuant to the indemnification provisions set forth in this Article IX. Notwithstanding the foregoing, prior to the Closing, each party shall have the right to bring a contract action to enforce, or recover Losses from the other party for breaches of this Agreement.

          (b) Notwithstanding anything to the contrary in this Agreement, Losses indemnifiable under Sections 2.5, 3.5, 6.2 and 9.2 hereof (i) shall expressly exclude consequential damages, special or incidental damages, lost profits, punitive damages, exemplary damages and other penalty or speculative damages in connection with or resulting from any breach of this Agreement, including any actions undertaken in connection herewith or therewith, except for Losses directly arising out of third-party Claims which shall be indemnifiable by the indemnifying party for all such damages and (ii) shall not be computed or determined using a multiple of earnings, book value or any similar item which may have been used in arriving at the Purchase Price or which may be reflective of the Purchase Price.
          9.5 Indemnification Procedures.
          (a) If a Claim for Losses is to be made by a party entitled to indemnification under Section 9.2 against the indemnifying party, the party claiming such indemnification shall give written notice (a “Claim Notice”) to the indemnifying party as soon as practicable after the party entitled to indemnification becomes aware of any fact, condition or event which may give rise to Losses for which indemnification may be sought under Section 9.2; provided, however, that if any Claim is filed against any party entitled to the benefit of and seeking indemnity under Section 9.2 (a “Third Party Claim”), the applicable Claim Notice shall be given to the indemnifying party as promptly as practicable (and in any event within thirty (30) Business Days after the service of the citation, summons or other notice). Notwithstanding the foregoing, the failure of any indemnified party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the indemnifying party is actually prejudiced by, or suffers damage as a result of, such failure. The parties understand and agree that the failure of the indemnified party to so notify the indemnifying party prior to settling any such Claim (whether by paying the Claim or executing a binding settlement agreement with respect thereto) or the entry of a judgment or issuance of an award with respect to such Claim shall constitute actual prejudice or damage to the indemnifying party’s ability to defend against such Claim. After receiving a Claim Notice relating to a Third Party Claim by or against any third party, the indemnifying party shall be entitled, upon written notice to the indemnified party, at its own cost, risk and expense, (a) to take control of the defense and investigation of such lawsuit or action, (b) to employ and engage attorneys of its own choice to handle and defend the same (unless the named parties to such Claim include both the indemnifying party and the indemnified party and the indemnified party has been advised in writing by counsel that there may be one or more legal defenses available to such indemnified party that are different from or additional to those available to the indemnifying party, in which event the indemnified party shall be entitled, at the indemnifying party’s cost, risk and expense, to separate counsel of its own choosing) and (c) to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the indemnified party, such consent not to be unreasonably withheld or delayed (it being understood that the failure of the indemnified party to give such consent shall not be considered unreasonable in respect of any compromise or settlement that does not include an unconditional release of such indemnified party from all Liabilities arising out of, or that may arise out of, such Claim). The indemnified party may, at its own cost and expense, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom (it being understood that the indemnifying party shall control such defense). If the indemnifying party fails to assume the defense of such Claim within fifteen (15) Business Days after receipt of the Claim Notice, the indemnified party against which such Third Party Claim has been asserted will (upon delivering notice to such effect to the indemnifying party) have the right to undertake, at the indemnifying party’s cost and expense, the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party. Any Claim the defense of which is assumed by an indemnified party shall not be compromised or settled without the written consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed (it being understood that the failure of the indemnifying party to give such consent shall not be considered unreasonable in respect of any compromise or settlement that does not include an unconditional release of such indemnifying party from all Liabilities arising out of, or that may arise out of, such Claim). Each party agrees to keep the other party reasonably informed of the progress of any such defense, compromise or settlement. The parties shall cooperate in all reasonable respects with each other in the investigation, trial and defense of any Third Party Claim for Losses or Claim and any appeal arising therefrom.
          (b) In the event of payment in full by the indemnifying party to the indemnified party in connection with any Claim (an “Indemnified Claim”), the indemnifying party shall be subrogated to and shall stand in the place of the indemnified party as to any events or circumstances in respect of which the indemnified party may have any right or Claim relating to such Indemnified Claim against any claimant or plaintiff asserting such Indemnified Claim or against any other Person. The indemnified party shall cooperate with the indemnifying party in a reasonable manner, and at the cost and expense of the indemnifying party, in prosecuting any subrogated right or Claim.
ARTICLE X
MISCELLANEOUS
     10.1 Termination.
     (a) This Agreement may be terminated at any time prior to Closing:
     (i) By mutual written consent of Buyer and Seller;
     (ii) By either Buyer or Seller if the Closing shall not have occurred on or before March 22, 2007; provided, however, that the right to terminate this Agreement under this Section 10.1(a)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have caused the Closing not to occur on or prior to such date.
     (iii) By Buyer if Seller shall have breached any of its representations, warranties, covenants or agreements contained herein which would give rise to a failure of a condition set forth in Article VIII, which breach has not been cured within thirty (30) days after Buyer has given written notice to Seller specifying such breach;
     (iv) By Seller if Buyer shall have breached any of its representations, warranties, covenants or agreements contained herein which would give rise to a failure of a condition set forth in Article VII, which breach has not been cured within thirty (30) days after Seller has given written notice to Buyer specifying such breach; and

     (v) By either Buyer or Seller if any Governmental Authority shall have issued an order, decree or ruling, in each case, permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree or ruling shall have become final and non-appealable.
          (b) In the event of termination of this Agreement and the abandonment of the transactions contemplated hereby, this Agreement shall become null and void and of no further force and effect and no party hereto shall have any Liability under this Agreement to any other party hereto, except (i) for any breach of this Agreement occurring prior to the termination of this Agreement and (ii) the obligations of Buyer set forth in Section 6.2(l). Upon any termination of this Agreement, Buyer will promptly return to Buyer or destroy all Evaluation Material (as defined in the Confidentiality Agreement) as well as any confidential information derived therefrom, which destruction shall be certified in writing to Seller by an officer of Buyer. The provisions of Section 6.2(l) and Article X hereof shall continue in full force and effect notwithstanding any termination of this Agreement or any provision hereof to the contrary.
          10.2 Expenses. Except as otherwise specified in this Agreement, including, without limitation, Section 2.5, Section 6.2(k) and Section 6.2(l) hereof, and whether or not the transactions contemplated hereby are consummated, each party hereto shall pay its own legal, accounting, out-of-pocket and other expenses in connection with, arising out of or incident to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including, without limitation, any action taken by such party in preparation for carrying this Agreement into effect.
          10.3 Confidentiality; Publicity.
          (a) The Confidentiality Agreement shall remain in full force and effect until and after the Closing in accordance with its terms; provided that after the Closing, the confidentiality provisions of the Confidentiality Agreement shall apply to Buyer only with respect to Evaluation Material and confidential information derived therefrom that does not relate to the Business, Purchased Assets, Transferred Entities or the Subsidiary Stock.
          (b) Except as required by applicable Law, neither Buyer nor Seller, nor any of their Affiliates, shall, without the prior consent of the other party, issue any press release or make any public statement regarding the transactions contemplated hereby, the Business, the Purchased Assets, the Transferred Entities or the Subsidiary Stock; provided, however, that the parties may jointly issue or make an appropriate and mutually acceptable press release following each of the execution and delivery of this Agreement and the Closing; provided further, however, that with respect to any public statement required by applicable Law, Buyer and Seller, as applicable, shall obtain prior consent of the other party to the extent practicable.
          (c) Notwithstanding anything herein to the contrary, until the later of three years (i) after the Closing and (ii) the termination of this Agreement pursuant to the provisions of Section 10.1, neither party hereto shall (and shall cause its controlled Affiliates not to) issue any press release or make any public statement intended for broad public dissemination that disparages or is intended to impugn the business or reputation of the other party.

          10.4 Successors and Assigns; Assignment; No Third Party Beneficiaries. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the parties hereto. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party (by Contract, operation of Law or otherwise) without the prior written consent of the other party; provided that Buyer: (i) may assign any or all of its rights and interests hereunder to one or more of its wholly-owned subsidiaries; or (ii) designate one or more of its wholly-owned subsidiaries to perform all of its obligations hereunder, in any or all of which cases (A) such subsidiary or designee shall execute a written instrument reasonably satisfactory to Seller agreeing to be bound hereby and (B) Buyer shall remain fully responsible for the performance of all of its obligations hereunder as if no such assignment or designation had been made; provided further that the parties shall treat the transactions contemplated by this Agreement as a single and integrated sale of the Purchased Assets to Buyer, and Buyer shall be responsible for the effect on any assignments of Assumed Contracts due to any assignment by Buyer to any of its wholly-owned subsidiaries under this Section 10.4 or Section 2.1. This Agreement is not intended, and shall not be deemed, to confer any rights, remedies, benefits, liability or obligation upon any Person other than the parties hereto and their respective successors and permitted assigns or otherwise create any third-party beneficiary hereto.
          10.5 Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given: (a) when received if personally delivered to the party to be notified; (b) when transmitted if transmitted by confirmed facsimile or email if sent during normal business hours of the recipient and, if not, then on the next Business Day; or (c) one (1) Business Day after deposit with a nationally recognized overnight delivery service. In each case any such notice, request, demand or other communication shall be sent to:
If to Seller, to:
DoubleClick Inc.
111 Eighth Avenue, 10th Floor
New York, New York 10011
Attention: Stephanie Abramson, Esq.
Facsimile: (212) 287-7772
Email: sabramson@doubleclick.net
with a copy to:
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Peter S. Malloy, Esq.
Facsimile: (212) 455-2502
Email: pmalloy@stblaw.com
If to Buyer or Buyer Subsidiary, to:

Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252
Attention: General Counsel
Facsimile: (972) 348-5150
Email: jeanette.fitzgerald@alliancedata.com
or to such other place and with such other copies as either party may designate as to itself by written notice to the other in the manner prescribed herein.
          10.6 Governing Law; Jurisdiction; Consent to Service or Process; Waiver of Jury Trial.
          (a) This Agreement shall be governed in all respects by the Laws of the State of New York.
          (b) Any disagreement, issue, dispute, claim, demand or controversy arising out of or relating to this Agreement (each, a “Dispute”) shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City so long as one of such courts shall have subject matter jurisdiction over such Dispute. Any cause of action arising out of the Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Dispute and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Dispute in any such court and that any such Dispute which is brought in any such court has been brought in an inconvenient forum.
          (c) Process in any such Dispute may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.5 shall be deemed effective service of process on such party.
          (d) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
          10.7 Entire Agreement; Amendments, Modifications and Waivers.
          (a) This Agreement (together with all Exhibits and Disclosure Schedules hereto), the Confidentiality Agreement and the Ancillary Agreements constitute the entire agreement among the parties pertaining to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.
          (b) This Agreement may not be amended or modified except with the written consent of each party hereto, and any provision of this Agreement may be waived only upon the written consent of the party entitled to performance of such provision. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof or of any preceding or succeeding breach hereof, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.
          10.8 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring.
          10.9 Severability. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by Law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.
          10.10 Interpretation. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.
          10.11 Exhibits and Disclosure Schedules; Construction of Certain Provisions. The Exhibits and Disclosure Schedules referred to in this Agreement shall be construed with and be deemed as an integral part of this Agreement to the same extent as if the same had been set forth in their entirety herein. Each disclosure in the Disclosure Schedules shall be deemed to qualify all representations and warranties of Seller or Buyer as applicable, notwithstanding the lack of a specific cross-reference, except to the extent that its applicability to a particular representation, warranty, agreement or condition is not reasonably apparent from the disclosure thereof. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Exhibits or Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in an Exhibit or a Schedule is or is not material for purposes of this Agreement. In addition, matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure

Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.
          10.12 Cumulative Remedies. Subject to Section 9.4(a) hereof, all rights and remedies of either party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at Law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.
          10.13 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.
[Remainder of Page Intentionally Left Blank.]

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

DOUBLECLICK INC.
By:	/s/ Stephanie Abramson
	Name:	Stephanie Abramson
	Title:	Executive Vice President, General Counsel and Secretary

ALLIANCE DATA SYSTEMS CORPORATION
By:	/s/ Edward Heffernan
	Name:	Edward Heffernan
	Title:	Executive Vice President

ALLIANCE DATA FHC, INC.
By:	/s/ Edward Heffernan
	Name:	Edward Heffernan
	Title:	Vice President

[Purchase Agreement]